FORM 10/A

                             Amendment No. 5

   GENERAL FORM FOR REGISTRATION OF SECURITIES PURSUANT TO SECTION 12 (b)
             OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                           LOTUS PACIFIC, INC.
          (Exact name of registrant as specified in its charter)
          -------------------------------------------------------
                                Delaware
                         (State of Incorporation)
                         -------------------------
                               52-1947160
                  (I.R.S. Employer Identification Number)
                  ---------------------------------------
          200 Centennial Avenue, Suite 201, Piscataway, NJ 08854
                  (Address of Principal Executive Offices)
                 ----------------------------------------
                             (732) 885-1750
            (Registrant's Telephone Number, Including Area Code)
            ----------------------------------------------------
     Securities to be Registered Pursuant to Section 12(b) of the Act:

                   Title of each class to be registered
                                    NONE

          Name of each exchange on each class is to be registered
                               NOT APPLICABLE

   Securities to be Registered Pursuant to Section 12(g)(1) of the Act:
                  COMMON STOCK, $.001 PAR VALUE PER SHARE
                               (Title of Class)







                              LOTUS PACIFIC, INC.

                                    FORM 10


                               TABLE OF CONTENTS



 1.   Business
 2.   Financial Information
 3.   Properties
 4.   Security Ownership of Certain Beneficial Owners and Management
 5.   Directors and Executive Officers
 6.   Executive Compensation
 7.   Certain Relationships and Related Transactions
 8.   Legal Proceedings
 9. Market Price of and Dividends on the Registrant's Common Equity Related Stockholder Matters
 10.  Recent Sales of Unregistered Securities
 11.  Description of Registrant's Securities to be Registered
 12.  Indemnification of Directors and Officers
 13.  Financial Statements and Supplementary Data
 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
 15.  Financial Statements and Exhibits
 16.  Signatures





ITEM 1.    BUSINESS


The information under this caption and elsewhere in this Report is as of June 10, 1999, unless otherwise stated to be as of an earlier or later date.


GENERAL

Lotus Pacific, Inc. (the "Company" or "Registrant") is an Internet technology and services company that, through subsidiaries, develops and markets Internet -related products and services in the United States and international markets. The Company's principal subsidiaries engaged in these activities are Regent Electronics Corp. ("Regent"), Arescom Inc. ("Arescom") and TurboNet Communications ("TurboNet"). The Company's products include TeleWeb systems, TeleWeb set-top boxes, WonderTV set-top boxes, Internet routers, cable modems and cable modem chips.

The Company's recently acquired subsidiaries, U.S. Securities & Futures Corp. ("USSF") and Professional Market Brokerage, Inc. ("PMB"), are engaged in on-line trading and full service brokerage services. The Company is currently evaluating the relationship of these activities to its Internet-technology activities in other areas.

The Company's Common Stock is currently traded on the OTC Bulletin Board under the symbol "LPFC".

The Company was incorporated under the laws of the State of Delaware on June 25, 1985 as Quatech, Inc. to raise capital and to investigate and to acquire any suitable asset, property or pursue other business opportunities. In April 1987, the Company completed a public offering of securities pursuant to a registration statement on Form S-18 under the Securities Act. In June 1993, the Company disposed of all of its interests in other entities and ceased to have any business operations.

In September 1994, the Company was reorganized and changed its name to Lotus Pacific, Inc. In January 1997, the Company's majority ownership was changed. After new directors and executive officers were elected, the Company set up two wholly owned subsidiaries, Regent, registered in the State of Delaware, and Richtime Far East Ltd. in Hong Kong.

In June 1997, the Company, through Regent, acquired Amiga-based multimedia technology and its related assets and rights from Rightiming Electronics Corp. for an aggregate consideration of US $5 million plus 6 million shares of Regent's common stock. The acquired assets included all Amiga-Commodore's patents, licenses, trademarks, and copyrights to be registered and used in China, Taiwan, Hong Kong, Macao, and the bordering countries between China and the former Soviet Union. Over the past years Regent developed a series of multimedia and cable TV based set-top boxes and systems, including the TeleWeb Broadcasting System, WonderTV/TeleWeb A6000, A6060, A8000 and A9000.

In March 1997, Richtime Far East Ltd. started its garment and textile import -export operation in Hong Kong. The Company received customer orders from Europe and North America, and then contracted with garment or textile manufacturers, mainly in China, to fulfill those orders. The finished goods were then shipped overseas. In February 1998, LPF International Corp. ("LPF"), a new wholly owned subsidiary of the Company, was set up to expand the Company's existing textile and apparel business worldwide and place more emphasis on fashion design. LPF is incorporated in the State of Delaware and operated in New York, NY. Richtime Far East Ltd. was then merged into LPF to be an indirect subsidiary of the Company.

In order to concentrate on its Internet-related products and services, the Company entered into a Stock Purchase Agreement on September 30, 1998 with Clarinet Overseas Ltd. Under the agreement, the Company sold all of its ownership in LPF and Richtime, including all assets and liabilities, to Clarinet Overseas Ltd. for an aggregation consideration of $2.5 million in cash.

On February 12, 1999, the Company signed agreements to acquire all of the outstanding stock of USSF and PMB. The acquisitions were consummated on March 1, 1999 and February 25, 1999, respectively. USSF is a full service financial brokerage firm located on Wall Street in New York, NY. PMB is a Chicago-based securities brokerage firm that provides Internet-based online trading services to self-directed, broker-assisted, individuals, money managers, Commodity trading advisers, and introducing brokers.

On March 15, 1999, the Company contracted to acquire a majority of equity interest of TurboNet Communications, a San Diego, California corporation ("TurboNet"). Under the terms of the Acquisition Agreement, the Company will issue $80 million of worth of its restricted common stock in exchange for 81% of TurboNet's equity. The Company also agreed to provide TurboNet with $20 million of cash as working capital. TurboNet agreed that the Company's shares issued to TurboNet's shareholders shall be prohibited from being sold, in whole or in part, until TurboNet's annual gross revenue has exceeded $30 million with pretax annual net income of $6 million. The acquisition was completed on March 31, 1999.

TurboNet designs, develops and markets telecommunications products to cable operators, network service providers, and communications network users, primarily in the United States and Asia. Its primary products include cable modem chipsets, internal and external cable modems and cable modem accessories. TurboNet was incorporated on February 13, 1996 in San Diego, California, and Toshiba Corporation of Japan owns 5.5% of TurboNet's equity.

On March 15, 1999, the Company entered into an agreement with Arescom to acquire 81% of Arescom's equity for $30 million shares of the Company's restricted common stock. The Company also agreed to provide Arescom with $10 million of cash as working capital. All shareholders of Arescom agreed that all the Company's shares issued to them shall be restricted from being sold until the day that Arescom has reached its target of annual sales of $15 million and annual net income before income tax of $3 million. The acquisition was completed on March 31, 1999.

Arescom designs, manufactures and markets a complete line of high quality inter -networking equipment, primarily routers, for PSTN, ISDN, xDSL and Ethernet environments. It provides users with a broad range of remote access products that integrate voice and data along with Intelligent GUI and 100% remote management tools for easy set-up and network management. Its customers include Internet Service Providers (ISPs), resellers, and system integrators, primarily in North America. Arescom was incorporated in January 1996 in Fremont, California.

Since June 1997, the Company has invested significant resources in research, product development, and engineering activities for its TeleWeb Broadcasting System and its TeleWeb/WonderTV set-top boxes and other related products. As a result of these R&D activities and the low volume of sales during the initial commercialization of its products, the Company incurred net operating losses during the fiscal year ended June 30, 1998. The Company anticipates that it will continue to make expenditures for product development and marketing of its Internet-related products and services in the foreseeable future.

BUSINESS SEGMENTS

Internet-Related Products and Services

The Company's Internet-related products and services segment consists of Regent, TurboNet. and Arescom.

Regent designs, develops, provides and markets the Internet-related products and services to electronics manufacturers, commercial cable-TV networks, hotels, and general individual customers. Regent also generates its income from granting its technology or license to electronic manufacturers and commercial cable TV networks. The Company owns 87.3% of Regent's equity interest.

TurboNet designs, develops and markets telecommunications products to cable operators, network service providers, and communications network users, primarily in the United States and Asia. Its primary products include cable modem chipsets, internal and external cable modems and cable modem accessories.

Arescom designs, manufactures and markets a complete line of high quality inter -networking equipment, primarily routers, for PSTN, ISDN, xDSL and Ethernet environments. It provides users with a broad range of remote access products that integrate voice and data along with Intelligent GUI and 100% remote management tools for easy set-up and network management. Its customers include Internet Service Providers (ISPs), resellers, and system integrators, primarily in North America.

Online Trading and Brokerage Services

The Company's online trading and brokerage services segment consists of USSF and PMB. The Company is currently evaluating the relationship of these activities to its Internet-technology activities in other areas.

USSF is a full service financial brokerage firm located on Wall Street in New York, NY. With over 15 branches worldwide, USSF offers online securities trading service and other financial and brokerage services to individuals and institutions all around the world. USSF is registered as a Futures Commission Merchant (FCM), and is a member of National Association of Securities Dealers
(NASD) and National Futures Association (NFA).

PMB is a Chicago-based securities brokerage firm that provides Internet-based online trading services to self-directed, broker-assisted, individuals, money managers, commodities trading advisers, and introducing brokers. PMB is registered with the Commodity Futures Trading Commission (CFTC) as a Futures Commission Merchant (FCM), and is a member of the National Futures Association
(NFA).

PRIMARY PRODUCTS AND SERVICES

The Company recently entered into several acquisition transactions intended to provide a strong foundation for the Company's future business and to reinforce its position as a leading provider and developer of the Internet -related products and services with an emphasis on financial services. The Company also licenses its technologies to electronics manufacturers, commercial cable TV networks or contracts to manufacturers for production. While the Company does not maintain manufacturing facilities, it has arrangements with several manufacturers in Taiwan and China for the purpose of production. In order to maximize the Company's benefit, the Company does not fix itself with only one or two manufacturers. Instead, based on production quality, cost, and other factors, the Company chooses different manufacturers from time to time.

Teleweb System and TeleWeb Set-Top Boxes

TeleWeb Systems
The TeleWeb system is an Internet broadcasting system that enables cable-TV networks and cable-TV operators to broadcast the Internet contents and their own commercial information and services to all cable TV networks subscribers. The TeleWeb Broadcasting Systems sell at approximately $12,000.

TeleWeb Set-Top Boxes
The Company's TeleWeb set-top boxes are primarily designed for the Chinese market as end-user terminals for the TeleWeb broadcasting system to receive TeleWeb broadcasting information, and at the same time, they can be operated as an independent Internet access device for going online via telephone connection. The TeleWeb set-top boxes are sold at the price range of approximately $250 to $400, depending on the models and variations.

There are many advantages for consumers and operators to use TeleWeb system and its TeleWeb set-top boxes in the Chinese market: (1) ISP independent of Internet access and no phone charges; (2) utilizing existing networks and no new infrastructure investments needed; (3) information access controlled easily by operators or by governments (a very important factor for the Chinese markets and for other Asian countries); and (4) supporting both NTSC and PAL TV systems.

Supported by its TeleWeb system and TeleWeb set-top boxes, the Company is able to compile and broadcast information to the Chinese cable-TV subscribers. These information are organized into channels, such as shopping channel, shopping guide channel, community service channel, home financial channel and online education channel. The Company is currently negotiating with several government -run cable TV operators in China to install its TeleWeb system and distribute TeleWeb set-top boxes to cable TV subscribers.

The WonderTV set-top box to be marketed in the United States is an Internet access device. It enables users to dial into Internet via regular phone connection. Customers can use their home television as monitor to browse the Internet. The WonderTV has a built-in modem and comes with a remote keyboard and a remote control. Apart from being used in families, the WonderTV can also be a valuable service device in hotel rooms, business conference rooms, and even other public places. The WonderTV's unique functionality and easy-to-use attributes open a door for those have little computer experience to go online, trade online and entertain online.

Client Access Products

The Company's client access products include cable modem chipsets, internal and external cable modems and cable data bridges.

Cable Modem Chipsets and Cable Modems
Cable modems provide dial-up access to the Internet, enterprise local area networks (LANs) and a host of communications services. The Company was first to manufacture cable modem with its own chipsets in the world, and its OEM modem manufactured for Toshiba is the first of two DOCSIS cable modems certified by CableLabs.

Cable Data Bridges
Cable data bridge is a device that offers system operators to hook a managed network interface from a router or wide area network (WAN) to the broadband CATV network, so that Ethernet traffic can be distributed to the cable modems in end-users' home or offices. The Company has developed a flexible configuration allowing the use of multiple return path channels per downstream channel.

Inter-Networking Routers

Netlinker Routers
Routers are protocol-dependent devices that connect sub-networks together. The Company offers a variety of backbone and remote routers for small-to-medium-sized businesses to facilitate enterprise internetworking under PSTN, ISDN, xDSL and Ethernet environments. With the router, an unlimited number of Ethernet local area network users can access a Wide Area Network (WAN) via a single ISDN line. The Company's products include ISDN BRI HUB/PBX router (for Japanese market), Ethernet HUB/ISDN/DSU/POTS router, Apex 1100 router (for North American and Korean markets), Apex 1000 and Flash 200 high-speed leased line routers. The Company is the first and the only router manufacturer that offers five methods of router configuration and management as standard on router products.

Remote Managing Software
Remote managing software is widely used by network managers and Internet service providers (ISPs) to install, monitor, troubleshoot, and maintain ISDN connections. The Company's Remote Manager supports 16 Connection Profiles providing a flexible array of dial-in and dial-out combinations, caller ID (block) to prevent unwanted solicitors, faxes and errant dial-ins, while checking SPID registration automatically. The Remote Manager's comprehensive diagnostic capabilities allows network managers and ISPs to resolve connectivity conflict problems quickly by using an intuitive GUI interface or command line administration via the telenet or the local console. Because the Company's remote managing software is able to set up client ISDN routers in minutes, rather than three to five hours they were accustomed to, this software is recommend by their clients nationally.

Online Trading and Brokerage Services

The Company provides securities brokerage and related financial services to individuals and institutions all around the world, including self-directed, broker-assisted, individuals, money managers, commodity trading advisers, introducing brokers, and other corporate accounts.

The Company offers both full services and online financial trading, including the purchase and sale of listed and OTC securities, options, futures and commodities. The Company also trade fixed income investments, such as US Treasuries, listed and OTC corporate bonds and municipal bonds. The Company's online investing services include automated order placement, portfolio tracking, real-time market commentary and analysis, and news. Other information services are also available to all investors at the Company to meet their varying investment and financial needs.

PATENTS, TRADEMARKS AND LICENSES

The Company is pursuing patent applications in certain foreign countries. There can be no assurance that any of the Company's currently pending patent applications or future applications will be granted in full or in part or that claims allowed will be sufficiently broad to protect the Company's technology. The Company currently holds all right, title, and interest in and to the trademarks, copyrights, patent license of Amiga-Commodore for registration and use in the People's Republic of China, Taiwan, Hong Kong, Macao and the Asian bordering countries between the People's Republic of China and the former Soviet Union.

COMPETITION

As the Company enters the market for Internet related products, it expects to experience significant competition from both existing competitors and additional companies that may enter this market. Some of these companies have greater technical, marketing, manufacturing, and financial resources than the Company.

To address the competitive nature of the business, the Company is constantly seeking innovation to maintain its competitive edge. This includes using newly developed technologies to continuously upgrade its electronic products that our customers require to stay competitive in the future.

The markets for the Company's products are highly competitive and are characterized by rapid technological advances, frequent new product introductions, evolving industry standards, and competitive price pressures. The Company will continue to develop and market appropriate products to remain competitive. The Company believes that one of the factors in its competitive success is its continued commitment of resources to research and development.

SIGNIFICANT CUSTOMERS

For the year ended June 30, 1998, the Company had three customers with billings in excess of 10% of the Company's total revenues. Of the total revenue, Shanghai Hong Sheng Development Corp. accounted for $4,840,000 (26.2%), Full Chance China Ltd. $2,749,000 (14.9%), D&T Corp., and $1,815,000 (9.8%).

Although the Company believes that its relations with those three customers are good, the Company does not have written agreements with any of its customers that require the purchase of any minimum quantities of products and, therefore, such customers could reduce or curtail their purchases at any time. As a result, a substantial reduction in orders from existing customers would have a material adverse effect on the Company unless the Company is able to attract orders from new customers, of which there can be no assurance.

EMPLOYEES

The Company and its subsidiaries have 250 full-time employees. The Company also employs independent contractors and other temporary employees in its software development programs. None of the Company's employees is represented by a labor union. The Company considers relations with its employee to be good.


ITEM 2.      FINANCIAL INFORMATION


SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data presented below under the captions "Consolidated Statements of Operations Data" and "Consolidated Balance Sheet Data" are derived from the consolidated financial statements of the Company and its subsidiaries, which financial statements have been audited by Schiffman Hughes Brown, the Company's independent public accountants, to the extent indicated in their report included elsewhere herein.

RESTATEMENT

The financial date for 1997, 1998 and the first nine months of fiscal 1999 given below has been restated pursuant to the comments of the United States Securities Exchange Commission. Three transactions have been restated: (1) On September 18, 1997, the Company issued 6 million shares of its common stock to Rightiming Electronics Corp. in exchange for 6 million shares of common stock of Regent Electronics Corp., a subsidiary of the Company. The acquisition of Regent's equity was then valued at $1,532,042 on the basis of Regent's book value at that time, and this transaction was now revised using the fair value of consideration given, which in this case is the $5 per share of the Company's common stock as traded on the OTC Bulletin Board; (2) In March 1997, Richtime Far East Ltd. was created by the Company, as a wholly-owned subsidiary, to engage in garment and textile import-export business. This Hong Kong-based operation was previously not consolidated with the Company. The Company has revised its treatment and Richtime's operating results has been consolidated with the Company; and (3) the Company's acquisitions of US Securities & Futures Corp. and Professional Market Brokerage, Inc. in February and March 1999, respectively, were previously accounted for pooling of interest method on its Form 10-Q for the quarter ended March 31, 1999. The Company has restated those acquisitions by using purchase method accounting. The excess of acquisition cost over the net assets acquired has been amortized on the straight-line basis over 10 years.

The selected consolidated financial data set forth below is qualified in its entirely by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations", the Consolidated Financial Statements, the notes thereto and the other financial information included elsewhere in this report.


                                            SELECTED CONSOLIDATED FINANCIAL DATA
                                            (IN THOUSAND, EXCEPT PER SHARE DATA)
                              ------------------------------------------------------------
                               NINE MONTHS
                              ENDED MARCH 31           FISCAL YEARS ENDED JUNE 30
                               (Unaudited)
                              ------------   ---------------------------------------------
                                    1999      1998      1997     1996     1995     1994
CONSOLIDATED STATEMENT
OF OPERATIONS DATA:
Revenues ...................      $23,630   $18,498   $1,991      ---      ---      ---
Cost of sales ..............       20,737    13,101    1,777      ---      ---      ---
                                  -------   -------   -------   -------  -------  ------
Gross profit ...............        2,893     5,397      214      ---      ---      ---

Operating Expenses
  General and administrative.       3,266     3,962      260       18       17       1
  Research and Development ..       1,620     4,372      104       ---      ---     ---
                                  -------   -------    -------  -------  -------  ------
     Total operating expenses.      4,886     8,334      364       18       17       1

Operating income (loss).......    (1,993)   (2,937)    (150)     (18)     (17)     (1)

Other income (expenses), net..         14       (10)     413       40        3      ---

Income from continuing operations  (1,979)   (2,947)     263       22      (14)     (1)
                                   -------   -------   -------  -------  -------  ------
Discontinued operations
   Gain on disposal of LPF ...        100      ---       ---       ---      ---     ---

Net income before income taxes
   & minority interest  ......     (1,879)   (2,947)     263       22      (14)     (1)

Income tax benefit (expenses)..        18        81     (124)      ---      ---     ---

Minority interest in loss of
   Consolidated subsidiary ....       (46)      218        82      ---      ---     ---

Net income (loss) .............   $(1,814)  $(2,649)     $221      $22     $(14)    $(1)
                                 ========= ========= ========= ========= ========= ======

Net income (loss) per share
   Basic  .....................    $(0.04)   $(0.06)    $0.01    $0.00     $0.00    $0.00
   Diluted ....................    $(0.04)   $(0.06)    $0.00    $0.00     $0.00    $0.00

Weighted average
   shares outstanding .........     48,534    44,421    29,238   26,799   26,860   17,003


                               AT MARCH 31                    AT JUNE 30
                               (Unaudited)
                               ------------  --------------------------------------------
                                  1999        1998      1997     1996     1995      1994
CONSOLIDATED
BALANCE SHEET DATA:
Cash and cash equivalents .....  $  1,446   $  3,263   $  357    $ 213    $ 221      ---
Working capital ...............   107,827     11,181    1,052      213      221      ---
Total assets ..................   208,997     45,455    8,404      385      221      ---
Long-term obligation ..........     ---         ---      ---       ---      ---      ---
Total shareholders' equity ....   151,100     35,875    5,917      385      217      ---



MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following is a discussion of the consolidated financial condition and results of operations of Lotus Pacific, Inc. and its subsidiaries for the fiscal years ended June 30, 1998 and 1997 and for the three-month and nine-month periods ended March 31, 1999 and 1998. It should be read in conjunction with the Consolidated Financial Statements of Lotus Pacific, the Notes thereto and other financial information included elsewhere herein. This management's discussion includes forward-looking statements made based on current management expectations. These statements are not guarantees of future performance, and the actual outcomes may differ materially from what is expressed or forecasted. There are many factors that affect the Company's business and its results of operations, including the factors discussed below.

GENERAL

Lotus Pacific, Inc. (the "Company" or "Registrant") is an Internet technology and services company that, through its five subsidiaries, develops and markets Internet-related products and services in the United States and international markets and offers online trading and brokerage services. The Company's Common Stock is currently traded on the OTC Bulletin Board under the symbol "LPFC".

The Company operates in two segments: (1) the development and marketing of the Internet-related products and services. Its products include TeleWeb systems, TeleWeb set-top boxes, WonderTV set-top boxes, Internet routers, cable modems and cable modem chips; and (2) on-line trading and full service brokerage services. Regent, Arescom. and TurboNet are three subsidiaries of the Company that are engaged in business involving Internet-related products and services. USSF and PMB are engaged in the business of providing on-line trading and full service brokerage services.

During the quarter ended March 31, 1999, the previously announced acquisitions of PMB, USSF, TurboNet and Arescom were consummated. After the acquisitions, the Company owns 100% of equity interests in each of USSF and PMB, and 81% of the equity interests in each of TurboNet and Arescom. The Company is currently evaluating the relationship of the activities of PMB and USSF to its Internet-technology activities in other areas.

The purchase method was used to account for each of the acquisitions of USSF, PMB, TurboNet and Arescom. The excess of the purchase prices over the fair values of net assets acquired (a total of approximately $109.6 million) was recorded as goodwill of acquired businesses and is being amortized on a straight-line basis over 10 years.

RESULTS OF OPERATIONS

FISCAL QUARTERS ENDED MARCH 31, 1999 AND 1998

The acquisition of PMB was consummated on February 25, 1999, USSF on March 1, 1999, and TurboNet and Arescom on March 31, 1999, respectively. Accordingly, for the quarter ended March 31, 1999, the Company's results of operations included the results of Regent, USSF (from March 1, 1999 to March 31, 1999) and
 PMB (from February 25, 1999 to March 31, 1999). Since the acquisitions of TurboNet and Arescom were consummated on the last day of this quarter and those acquisitions were accounted for on the purchase method, the results of operations of TurboNet and Arescom were not included.

REVENUES
For the quarter ended March 31, 1999, the Company's revenue increased 523% to $11.8 million, compared with $1.9 million in the quarter ended March 31, 1998. Of the total revenues for the quarter ended March 31, 1999, $10.2 million, approximately 86.6% of the Company's total revenue, was derived from Regent, mostly due to its sale of newly released WonderTV set-top boxes. For the quarter ended March 31, 1999, USSF and PMB contributed $1.58 million, about 13.4%, of revenue to the Company. For the nine months ended March 31, 1999, the Company's revenue increased 175% to $23.6 million from $8.60 million of the prior year.

DISCONTINUED OPERATIONS

In order to concentrate on its Internet-related products and services, on September 30, 1998, the Company sold all of its textile and apparel business (LPF International Corp. and Richtime Far East, Ltd.) to Clarinet Overseas Ltd. for an aggregation consideration of $2.5 million in cash. The Company had $100,000 of gain from sale of LPF and Richtime. Since then, the Company had no revenue from textile and apparel business.

The Company's sales from its textile and apparel business for the nine months ended September 30, 1998 was $5.64 million, approximately 40% of the Company's total revenue.

COST OF REVENUES
Cost of revenues consists mainly of purchases and commissions paid to brokers and clearing firms. For the quarter ended March 31, 1999, the Company's cost of revenues increased to $10.8 million, compared with $1.9 million in the prior year. This increase was primarily because of increased business activities and the commissions paid to brokers and clearing firms by USSF and PMB, the Company's two newly acquired subsidiaries.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses consist primarily of selling, general and administrative expenses, such as travel, selling, communications, employee benefits, management, administrative and office rents. For the quarter ended March 31, 1999, selling, general and administrative expenses increased $369,000, or 76%, to $851,000 from $482,000 during the same period of the last year. The increase was primarily because of the expenses incurred in the Company's newly acquired financial businesses.

RESEARCH AND DEVELOPMENT
For the quarter ended March 31, 1999, research and development expenses decreased to $364,000, compared with $1.9 million for the quarter ended March 31, 1998. For the nine months ended March 31, 1999, the R&D expense of the Company decreased 78% to $1.62 million compared to the same period of the last year. The decrease in research and development expenses was primarily because a number of R&D projects were completed, as well as outsourcing consulting expenses have been reduced.

GOODWILL AMORTIZATION
The Company has accumulated approximately of $138.0 million of goodwill from acquisitions of businesses since September 1997. The goodwill is to be amortized on the straight-line basis over 10 years. For the quarter ended March 31, 1999, the Company's goodwill amortization was $373,000, compared with $356,000 for the quarter ended March 31, 1998. For the nine months ended March 31, 1999, goodwill amortization was $1.10 million, about 5% of the Company's total cost and expenses. Beginning from April 1, 1999, goodwill amortization is expected to increase significantly when amortization of an additional $109.6 million of goodwill commences.

NET INCOME (LOSS)
For the quarter ended March 31, the Company had net loss of $722,000, compared with $$2.6 million of net loss for the same period of the prior year. The decrease in net loss was mainly due to the fact that, compared to the prior year, revenues increased 523%, and at the same time, cost and expenses increased only 163%. On a year to date basis, net loss decreased to $1.82 million of loss from $3.43 million of loss for the same period of the last year. For the first nine months of fiscal 1999, the Company's diluted earning per shares was $0.04 of loss compared with $0.07 of loss for the same period of fiscal 1998.

FISCAL YEARS ENDED JUNE 30, 1998 AND 1997

REVENUES
During the fiscal 1998, the Company generated its revenue primarily from resale of chipsets and sales from its textile and apparel business. The Company's revenues increased to $18.5 million in fiscal 1998 from $2.0 million in fiscal 1997. This increase was because the Company then generated its revenue mainly through its two subsidiaries, Regent and Richtime Far East, Ltd. Those two subsidiaries were not operational until March - April 1997. For the fiscal year ended June 30, 1997, the Company had only $2.0 million of sales, wholly from its textile and apparel business. Stating from fiscal 1998, the Company's revenue began to increase, primarily due to the product development and marketing efforts of the Company.

The Company's products, TeleWeb broadcasting systems and TeleWeb/WonderTV set-top boxes, are marketed to electronics manufactures, commercial cable TV networks, and hotels. In order to manufacture the Company's products, the manufactures must obtain the dedicated chipsets and the accompanying software. Therefore, the Company sells the chipsets to those companies that assemble and market the set-top boxes. For the year ended June 30, 1998, the Company's revenue from resale of chipsets was $6.16 million, about 33% of the Company's total revenue.

For the fiscal 1998, the Company has royalty revenue of 1.8 million, about 10% of the Company's total revenue. The royalty revenue was from non-refundable, one-time fee that permitted the third parties to market and distribute the Company's products in China. The Company is expected to continue to receive royalty payments as it continues to market its TeleWeb/WonderTV set-top boxes and TeleWeb System.

The Company's revenue from its textile and apparel business, for the year ended June 30, 1998, was $10.54 million, approximately 57% of the Company's total revenue. For the fiscal 1998, the Company's textile and apparel business generated $565,916 of net income (see Financial Statement Notes 13 for more information).

DISCONTINUED OPERATIONS
On September 30, 1998, the Company sold all of its textile and apparel business to Clarinet Overseas Ltd. for an aggregation consideration of $2.5 million in cash in order to concentrate on its Internet-related products and services. The Company had $100,000 of gain from sale of its textile and apparel business. Since then, the Company had no revenue from textile and apparel business.

SELLING, GENERAL AND ADMINISTRATIVE
Selling, general and administrative expenses consist primarily of personnel costs, including all compensation and employee benefits, and support costs including utilities, insurance, travel, communications, office rents, depreciation and amortization expenses and all costs associated with a reporting company. Selling, general and administrative expenses increased $3.70 million, about 14 times, to $3.96 million in fiscal 1998 from $259,887 in fiscal 1997. The primary reason for the increase was due to the fact that the Company has not fully operated until April 1997. Accordingly, the Company's expenses on office rent, selling, travel, consulting, legal and accounting expenses significantly increased in fiscal 1998.

Of the total selling, general and administrative expenses, approximately 36%, i.e., $1.41 million, were goodwill amortization expenses. The Company acquired an additional 17% of equity interest in Regent on September 18, 1997. The excess of acquisition cost over the net assets acquired (approximately $28.5 million) has been amortization as goodwill on the straight-line basis over 10 years.

RESEARCH AND DEVELOPMENT
Research and development expenses consist of the costs associated with the design and testing of new technologies and products. These costs relate primarily to the costs of materials, personnel, and engineering designing, and R&D related consulting fees. For the year ended June 30, 1998, the Company spent $4.37 million in research and development, approximately 52% of the Company's total operating expenses, compared with $103,870, about 28% of the total operating expenses in fiscal 1997. The significant increase in research and development expenses was primarily a result of developing the TeleWeb broadcasting system and TeleWeb/WonderTV set-top boxes. The Company's software development costs are recorded in accordance with Statement of Financial Accounting Standards No. 86. To date, the Company has expensed all of its internal software development.

NET INCOME (LOSS)
As a result of the factors discussed above, the Company's operating income decreased from $221,133 of net income in fiscal 1997 to $2.65 million of loss in fiscal 1998. For the year ended June 30, 1998, the Company has net loss of $0.06 per diluted share, compared with zero in fiscal 1997.

INCOME TAXES
The Company's loss in fiscal 1998 may be utilized as an offset against future earnings, although there is no assurance that future operations will produce taxable earnings.


LIQUIDITY AND CAPITAL RESOURCES
At March 31, 1999, the Company's liquid assets, consisting of cash and cash equivalents, total $1.44 million, compared to $3.26 million and $357,212 at June 30, 1998 and 1997, respectively.

Net cash used by operating activities was $2.1 million for the first nine months of fiscal 1999, compared with $3.6 million of net cash used by operating activities during the first nine months of fiscal 1998. The decrease was a combination of the increases in accounts receivable, inventories, notes receivable, accounts payable and goodwill amortization. The Company's investing activities used $490,000 of cash for the nine months ended March 31, 1999, primarily due to acquisition of business ( $2.5 million for USSF and $240,000 for PMB), as well as $2.5 million of proceeds from sale of the Company's equity in LPF and Richtime Far East. For the first nine months of fiscal 1999, cash flow from financing activities was $745,000, which were from issuing 124,500 shares of the Company's common stock, as compared to $8.19 million provided by financing activities for the first nine months of fiscal 1998, which were primarily from the equity investment by Hambrecht & Quist Asia Pacific Ltd. As of March 31, 1999, the Company had 63,204,474 shares of Common Stock with par value $.001 per share and 4,300 shares of Class A Preferred Stock issued and outstanding.

For the quarter ended March 31, 1999, the Company issued a total of 16,250,666 shares of its common stock to acquire businesses. Please see Note 3: Business Acquisition for more detail information ("Notes to Interim Consolidated Financial Statements for the Quarter Ended March 31, 1999").

Since 1997, the Company has financed a portion of its operations and expenditures through the sale of its capital stock. On February 8, 1998, Hambrecht & Quist Asia Pacific Ltd. and its affiliate Asia Pacific Growth Fund II, L.P. (collectively "H&Q") invested $6 million to acquire 1,500,000 shares of Preferred Stock of Regent Electronics Corp. H&Q's acquisition represented approximately 5.45% of Regent's equity interest. Pursuant to the agreement, subject to certain conditions, the Regent shares held by H&Q may be converted into Common Stock of the Company after January 1, 2000 and on or before March 31, 2000. During the period of July 1, 1997 through March 31, 1999, the Company sold 660,500 shares of the Common Stock to eleven accredited investors for an aggregate consideration of $2,936,750.

At June 30, 1998, the Company had working capital of $8.2 million. During the Fiscal 1998, operating activities provided $748,063 of net cash, investing activities used $ 114,346 of net cash for equipment purchases, and financing activities provided $2.27 million of net cash, primarily from the Company's private placements.

As to date, the Company has no material commitments for capital expenditures. The Company believes that the anticipated funds from operations and the existing cash and cash equivalents will be sufficient to meet its cash requirements for at least the next twelve months. Although the Company's operating activities may generate cash to cover its operating costs, the Company's continuing operating and investing activities may require the Company to obtain additional sources of financing, either from the secondary offerings or from private placements. There can be no assurance that any necessary additional financing will be available to the Company on commercially reasonable terms, if at all.

The Company has no long-term debt and has trade credits available from many corporations with each credit line up to $50,000, net 30 days.

The Asian economic crisis will have certain impact on the Company's operations and marketing in the future. The Company is mainly concentrating on the Chinese market for its sales of TeleWeb Broadcasting Systems and TeleWeb set-top boxes.The Company's operation may be severely affected by the risks of slow economic growth, devaluation of the Chinese currency, and restrictions on transferring foreign currencies. In addition to the Chinese market, the Company has decided to market its Internet-related products and services in the U.S. and European markets to reduce its Asian risk.

In fiscal 1999, the Company, through its subsidiary Regent Electronics Corp., will actively look for business opportunities in China and its bordering countries to manufacture and market its TeleWeb broadcasting system and TeleWeb series products. The Company has been contacting several big TV manufacturers in China seeking a contractor for such purpose. The Company is confident in its market potential based on the continuation of economic growth and the increasing demand for Internet access and multimedia entertainment in China. It is part of the Company's business strategy to use the revenues generated from sales of the TeleWeb system and TeleWeb series products to finance the Company's research and development activities in its new generation of products for multimedia home entertainment.

Some international companies with capability of producing similar products are also trying to enter into the China's multimedia entertainment market. To improve its competitiveness, the Company focuses on products that are accustomed to China's cultural tradition and the Company will persist in its aggressive drive to reduce business cost. While subject to many variables, the Company anticipates revenue increases in the coming fiscal year. At the same time, the Company will continue to raise capital necessary for its expansionary operations and research and development activities.

Factors that May Affect Future Results

Factors that could cause future results to differ from materially these expectations include the following: growth in the multimedia electronics industry; lower than expected customer orders; delays in receipt of orders or cancellation of orders; competitive factors, such as increased competition, new product offerings by competitors and price pressures; the availability of parts and supplies at reasonable prices; changing technologies; changes in product mix; new product development; the timing of the negotiation of new contracts; and the general domestic and international economic conditions.

In additional to the information contained in this Report, there are other factors that could cause the Company's future results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company.

Although the Company has been considering entering retail channels in the future, all of the Company's sales as to date are wholesales. For the year ended June 30, 1998, the Company had three customers with billings in excess of 10% of the Company's total revenue. The Company does not have written agreements with any of its customers that require the purchase of any minimum quantities of products and, therefore, such customers could reduce or curtail their purchases at any time. As a result, a substantial reduction in orders from existing customers would have a material adverse effect on the Company unless the Company is able to attract orders from new customers, of which there can be no assurance.

The Company's foreign sales are denominated in the U.S. dollars. The Company does not incur any foreign currency risks; however, fluctuations in currency exchange rates could cause the Company's products and services to become relatively more expensive to foreign customers, which may result in a reduction in foreign sales or the profitability of any of such sales.

Historically, the size and timing of sale transactions have varied substantially from quarter to quarter, and the Company expects such variations to continue into the future. Because a significant portion of the Company's overhead is fixed in the short-term, the Company's results of operations may be adversely affected if revenues fall below the Company's expectation.

YEAR 2000

The Company recognizes the need to ensure that its operations will not be adversely impacted by "Year 2000" issue, which has arisen because many existing computer programs and chip-based embedded technology systems may recognize a date using "00" as the year 1900 rather than year 2000. This could result in a system failure or miscalculations which may cause disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

The Company has assembled a team of internal staff to oversee the matter and is underway in completing its Year 2000 assessment. Internally, the Company has upgraded its business system to address the Year 2000 issue. Externally, the Company has surveyed and will continue to survey its suppliers, financial institutions, and other organizations to ensure that those parties have appropriate plans to be "Year 2000 Compliant." Costs incurred to date and estimated costs to complete the Company's Year 2000 compliance efforts are not expected to be material.

The Company has substantially completed many procedures to test and replace existing computer systems. Additionally, the Company continues to assess and test newly engaged suppliers and their products for Year 2000 compliance as part of the Company's normal business operations. The Company will continue to monitor its Year 2000 Compliance program, address any material issues, and develop contingency plan as it deems appropriate.

The failure to identify or correct a material Year 2000 problem could result in an interruption in, or a failure of, certain business activities or operations such as the Company's ability to service its customers. Such failures could materially and adversely affect the Company's results of operations, liquidity, and financial condition. The Company's Year 2000 assessment process is expected to significantly reduce the Company's level of uncertainty about the Year 2000 problem and, in particular, about the Year 2000 compliance and readiness of its material suppliers and customers.


ITEM 3.  PROPERITIES

The Company's corporate headquarters, including Regent's offices and R&D facility, is located at 200 Centennial Avenue, Piscataway, New Jersey and consist of approximately 9,400 square feet under a lease that expires in June 4, 2002. The other four subsidiaries of the Company are located in San Diego, CA (13,013 SF), Fremont, CA (11,435 SF), New York, NY (14,000 SF) and Chicago, IL (4,595 SF). The Company believes that its existing facilities are adequate to meet its requirements for the near term and that additional space will be available on commercially reasonable terms if needed.

The following table summarizes the lease agreements held by the Company and its subsidiaries relating to offices and other facilities:

Location          Lease Term      Commence Date     Expiration Date
----------        ----------     --------------    ---------------
Piscataway          5 years        June 5, 1997      June 4, 2002
New Jersey

Middlesex          annually        June 5, 1998       renewable
New Jersey         renewable

San Diego           5 years        July 30, 1997      July 31, 2002
California

Fremont             5 years        March 30, 1997     March 31, 2002
California

New York            5 years        January 30, 1995   Jan. 30, 2000
New York

Chicago, IL         5 years        March 1, 1997      Feb. 28, 2002
Illinois

Overseas, Regent Electronics Corp. maintains a technical support and sales office space in Shanghai, China.



ITEM  4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known by the Company regarding the beneficial ownership of the Company's Common Stock as of June 10, 1999, by (i) each person who is known by the Company to own beneficially more than 5% of the Company's outstanding Common Stock; (ii) each of the Company's officers and directors, and (iii) directors and officers of the Company as a group.

FIVE PERCENT (5%) SHAREHOLDERS

                                    NO. OF SHARES
                                     BENEFICIALLY     PERCENT
 NAME OF BENEFICIAL OWNER                OWNED        OF CLASS
 ---------------------------------- --------------    --------
 Lotus International Holdings Corp.    8,286,670       11.3%
 308 East Bay Street
 Nassau, Bahamas

 Yao Investment Corp.                  8,000,000       10.9%
 308 East Bay Street
 Nassau, Bahamas

 Rightiming Electronics Corp.          6,000,000        8.2%
 P.O. Box 186
 Piscataway, NJ 08855-0186

 Evolving Investments Ltd.             3,100,000        4.2%
 25G Block 10 Locwood Ct.
 Kingswood Villas Yuen Lon
 NT Hong Kong


The percentages indicated are based on the Company's outstanding Stock Options and Warrants exercisable as of June 10, 1999 and 63,784,470 shares of Common Stock issued and outstanding as of June 10, 1999.

As of June 10, 1999, there were 63,784,470 shares of the Company's Common Stock and 4,300 shares of Series A Preferred Stock issued and outstanding. Each share of Common Stock is entitled to one vote per share.

The 4,300 outstanding shares of Class A Preferred Stock are owned by Lotus International Holdings Corp. Such shares are convertible into an equal number of shares of Common Stock.

None of the Company's officers and directors own shares individually, except stock options. See Item 6. "Executive Compensation".

James Yao, Chairman of the Board of the Company and James Liu, Vice President of the Company, are two majority shareholders of Lotus International Holdings Corp., and both of them serve on the Board of that entity.

James Yao owns Yao Investment Corp.; Sunman Lee owns Evolving Investments Ltd., and Robert Wang and John Wang are principal shareholders of Rightiming Electronics Corp.

In addition to the shares of Common Stock and Series A Preferred Stock issued and outstanding, the Company also issued stock options for 1,090,000 shares of common stock in May 1997 to certain directors and officers of the Company as part of their compensation. All options are exercisable at $6.00 per share and will expire in May 2002.

The following table sets forth the certain information known to the Company with respect to beneficial ownership of the Company's common stock options as of June 10, 1999. Options to purchase a total of 1,090,000 shares of common stock were issued and outstanding as of June 10, 1999.


 BENEFICIAL OWNERS                             NO. OF SHARES
 ---------------------------------------       -------------
 James Yao,     Chairman of the Board              180,000
 Jeremy Wang,   President & Director               180,000
 David Leung,   Vice President & Director          500,000
 James Liu,     Vice President & Director          180,000
 Cheng Wang,    Former Director                     50,000

All directors and executive officers
as a group                                       1,090,000

In May 1997, the Company issued 8,000,000 redeemable Common Stock Warrants to Evolving Investments Limited. Each of the warrants entitles the holder to purchase a share of the Company's Common Stock at $3.00 per share until May 5, 2002.

There are no arrangements including pledges by any person of the Company, which may result in a change in control of the Company at a subsequent date.

Item 5.  DIRECTORS AND EXECUTIVE OFFICERS

 The Company's directors, executive officers and their respective ages and positions as of June 10, 1999 are as follows:


 Name                    Age   Date Appointed            Position
 ----                   ----   --------------   -------------------------------
James Yao (1) (2) ...    45     Jan.  1997      Chairman of the Board & Director
Jeremy Wang (1) (2)..    44     March 1999      President & Director
John O. Hing ........    52     March 1999      Chief Finance Officer
Huaya Lu Tung .......    46     March 1999      Treasurer
David Leung .........    54     Jan.  1997      Vice President & Director
James Liu ...........    44     Jan.  1997      Vice President & Director
Thomas V. White .....    47     March 1999      Vice President
Stefan H. Benger ....    31     March 1999      Vice President
Harold Tuan .........    45     April 1999      Vice President
Max Lu ..............    45     April 1999      Vice President
De-Liang Wang .......    41     March 1999      Vice President
Richard Ho ..........    45     March 1999      Vice President
C. Jeffrey Gull .....    38     March 1999      Vice President
Simon Gu (1) ........    44     Sept. 1997      Director
Jason Chang (1) .....    45     March 1999      Director
Gary Huang ..........    43     Jan.  1997      Secretary & Director

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.

The following are biographies of the Company's executive officers and directors for the recent years.

JAMES YAO has been Chairman of the Company's Board of Directors since January 1997. Previously he served as President of the Company until March 1999. He has over 15 years of business experience in multinational companies as well as new ventures in textile and apparel industry, most recently with Yao Investment Corp. and Lotus International Holdings Corp., where he served as Chairman. Mr. Yao graduated from Miya Gawa University in Tokyo, Japan.

JEREMY H.WANG has been President of the company since March 1999. He was elected as a Director of the Company in 1997. In the past fifteen years, Mr. Wang worked for Bell Laboratories and AT&T, and has been an independent consultant in the telecommunications industry. He has extensive experiences in the communications system development and product /project management. Mr. Wang has an MS in Engineering from University of Virginia, and an MS in Computer Science from New Jersey Institute of Technology.

JOHN O. HING has been appointed as Chief Financial Officer since March 1999. After earning his MBA from Harvard University in 1974, Mr. Hing was employed at Merrill Lynch in various capacities of substantial responsibility for 19 years. Most recently he served as CEO of U.S. Securities & Futures Corp. in New York, NY. He was a member of the Board Governor of New York Mercantile Exchange and a former president of Research Division of the Futures Industry Association.

HUAYA LU TUNG has been the Company's Treasurer since March 1999. Currently she serves as Chairman of U.S. Securities & Futures Corp. Previously she worked for AT&T for six years. Mrs. Tung received her bachelor degree from East Stroudsburg University and her MA degree from University of Rochester.

DAVID LEUNG has been a Director and Vice President of the Company since January 1997. Previously he served as General Manager of Shenzhen New Technology Development Co., Ltd. in Shenzhen, China. He is a director of Lotus International Holdings Corp. He was employed as a research fellow with Electronics Research Institute in Guangzhou, China under Academia Sinica from 1984 to 1992. Mr. Leung had a BS degree from Beijing Institute of Technology.

JAMES LIU has been a Director and Vice President of the Company since January 1997. Prior to his joining the Company, Mr. Liu served as President of JBL International Inc., an apparel agent in New York, NY, that contracts apparel orders and transfers finished goods between wholesalers and apparel manufacturers. He is a director of Lotus International Holdings Corp. From 1983 to 1990, he was a manager in charge of international trade in Jiangsu Provincial Government of the People's Republic of China. He graduated with a BA degree from Nanjing University, China.

HAROLD TUAN was appointed as Vice President of the Company and director of TurboNet Communications in April 1999. Mr. Tuan has over 20 years of research and development experience in digital TV system, Data-Over-Cable System, Signal
 Processing and Communication Systems. Mr. Tuan is the founder of TurboNet Communications and currently serves as its President.

MAX LU was appointed as Vice President of the Company and director of Arescom Inc. in April 1999. Mr. Lu has more than 11-year management, marketing and engineering experiences in computer and communication industries. Mr. Lu was the Vice President of Engineering and marketing at CNet. He had led CNet to become the technology leader in Taiwan and to go public in December of 1995. Before CNet, Mr. Lu was the founder and Vice President of Lanwan Technologies in San Jose, California. His engineering experience includes working for Cisco, Hughes, ERSO, and NEOTECH from 1983 to 1991. Mr. Lu currently serves as President of Arescom, Inc.

THOMAS V. WHITE has been appointed as Vice President of the Company since March 1999. He has over 20 years of experience in a management and sales enhancing the overall productivity of the full-service brokerage operations. Before joining Lotus Pacific, Mr. White is President of U.S. Securities and Futures Corp. He has been a senior executive in many companies in the financial trading industry. Previously he was senior vice president of American Futures Group and Index Futures Group. Mr. White holds a BA degree in Business Administration and Quantitative Analysis from Bernard Baruch College.

STEFAN H. BENGER has been appointed as Vice President of the Company since March 1999. Mr. Benger has been the CEO and Chairman of Professional Market Brokerage, Inc. ("PMB") since 1995. Under Mr. Benger's leadership, PMB becomes a leading FCM with a reputation to be one of the most advanced futures trading firms in the global marketplace. Before founding PMB, Mr. Benger was president of WB Werbeagentur Stefan Benger GmbH and trading director at Futures & Options GmbH. Having experience in Europe and the United States, he is very familiar with the international aspects of trading various financial products, exchange and over-the-counter securities. He is a frequent speaker at various industry associations and conferences. His professional expertise is frequently quoted in industry publications.

DE-LIANG WANG has been appointed as Vice President of the Company since March 1999. After receiving his MS degree in Electrical Engineering and Mechanical Engineering from the University of Texas at Austin, Mr. Wang served as a senior hardware engineer at AT&T Bell Laboratories. He has extensive experience in leading major system design projects.

RICHARD HO has been appointed as Vice President of the Company since March 1999. Prior to his joining the Company, Mr. Ho was President of Rightiming Electronics Corp. He has many years of experience in corporate administration and planning. Mr. Ho received his B.A in International Business in 1986 in China.

C. JEFFREY GULL has been appointed as Vice President of the Company since March 1999. He began with the company on January 1, 1999. Prior to joining the company, he was the director of Asia Development for Nu Skin International, Inc. Mr. Gull spent over 8 years with Nu Skin working with New Market Development and Operations for their Asia Pacific region. He has also worked in the financial and computer software industries with Dean Witter and Clyde Digital. Mr. Gull has a B.S. in business finance from Brigham Young University.

SIMON GU has been a director since September 1997. Mr. Gu has more than twelve years of experience in electronics and computer industries, and has been a senior computer engineer at AT&T since 1990. He held several senior technology positions at US Army Armament Research, Development and Engineering Center and Information Department of Town & County International, Inc. from 1987 to 1990. Mr. Gu holds a Master of Sciences in computer sciences from Polytechnic University of New York and a BS in computer sciences at Kean College of New Jersey.

JASON CHANG has been selected as director of the Company since March 1999. He has many years of experience in corporate management and international trade. He was Deputy General Manager of Minmetals International Trading Co, a Chinese governmental corporation; and had been served as president of Minmetals U.K. Ltd., president of Chi Mei Corporation (USA), and president of Harmony Corp. Mr. Chang served as a board member at several domestic and international corporations.

GARY HUANG has been Corporate Secretary of the Company since January 1997. Prior to joining the Company, Mr. Huang served as Senior Accountant / Financial Analyst at Rightiming Electronics Corp. with responsibilities in accounting, financial reporting and treasury functions. He holds an MBA in finance from University of New Haven and an MA in Economics from Yale University.

All directors hold office for their elected term or until their successors are duly elected and qualified. Should a director be disqualified or unable to serve as a director, the vacancy so arising may be filled by the Board of Directors for the unexpired portion of his term. All officers serve at the discretion of the Board of Directors. There are no family relationships among the members of the Board of Directors or any executive officers of the Company.

COMMITTEES AND BOARD COMPENSATION

The Board of Directors conducts its business through meetings of the Board of Directors and through its committees. In accordance with the By-laws of the Company, the Board of Directors has established an Audit Committee and a Compensation Committee.

AUDIT COMMITTEE

The Audit Committee acts on behalf of the Board of Directors with respect to the Company's financial statements, record-keeping, auditing practices and matters relating to the Company's independent public accountants, including recommending to the Board of Directors the firm to be engaged as its independent public accountants for the next fiscal year; reviewing with the Company's independent public accountants the scope and results of the audit and any related management letter; consulting with the independent public accountants and management with regard to the Company's accounting methods and adequacy of its internal accounting controls; approving the professional services rendered by the independent public accountants; and reviewing the independence of the independent public accountants. The Audit Committee consists of Messrs. James Yao, Jeremy Wang, Simon Gu and Jason Chang.

COMPENSATION COMMITTEE

The Compensation Committee reviews and makes recommendations to the Board of Directors the appropriate compensation of directors and executive officers of the Company. The Compensation Committee consists of Messrs. James Yao and Jeremy Wang.

DIRECTORS' COMPENSATION

Directors are not paid a fee for attending Board of Directors or committee meetings, but are reimbursed for their travel expenses to and from the meetings.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

None of the officers or directors has been involved in any material legal proceedings that occurred within the last five years of any type as described in Section 401(f) of Regulation S-K.


ITEM  6. EXECUTIVE COMPENSATION

The following Summary Compensation Table sets forth information concerning the total compensation of the Company's executive officers for services rendered in all capacities to the Company for the last three fiscal years ended June 30.


                                                 SUMMARY COMPENSATION TABLE

                                 Annual Compensation                      Long Term Compensation
                          ---------------------------------- ----------------------------------------------
                                                            Restricted Securities
Names and Principle                             Other Annual   Stock   Underlying     LTIP      All Other
     Position       Year Salary($)   Bonus($)   Compensation   Award   Options/SAR   Payouts   Compensation
------------------- ---- ---------   --------   ------------   -----   -----------   -------   ------------
James Yao .......   1998   68,000       ---          ---        ---        ---         ---          ---
Chairman            1997   18,000       ---          ---        ---      180,000       ---          ---
                    1996     ---        ---          ---        ---        ---         ---          ---

Jeremy Wang *       1999  120,000       ---          ---        ---        ---         ---          ---
President           1998      N/A       ---          ---        ---        ---         ---          ---

John O. Hing*       1999  120,000       ---          ---        ---        ---         ---          ---
Chief Financial     1998      N/A       ---          ---        ---        ---         ---          ---
Officer

James Liu  ......   1998   68,000       ---          ---        ---        ---         ---          ---
Vice President      1997     ---        ---          ---        ---      180,000       ---          ---
                    1996     ---        ---          ---        ---        ---         ---          ---

David Leung .....   1998     ---        ---          ---        ---        ---         ---          ---
Vice President      1997     ---        ---          ---        ---       500,000      ---          ---
                    1996     ---        ---          ---        ---        ---         ---          ---

--------------------------------------------------------------------------------------------

* Messrs. Jeremy Wang and John O. Hing were appointed in March 1999. The salary indicated above are their initial annual base salary.

Each of the options issued above is currently exercisable at an exercise price of $6.00 per share and shall be expired on May 15 and May 30, 2002. As of March 31, 1999, no stock options have been exercised.

There are no reportable transactions between Lotus Pacific, Inc. and Lotus International Holdings Corp., Yao Investment Corp., Rightiming Electronics Corp., Evolving Investments Ltd. other than disclosure as shareholders.


ITEM 7.  CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

On December 2, 1997, Lotus International Holdings Corp., a shareholder of the Company, disposed of the Company's Common Stock to its shareholders, affiliate companies and related parties. From this transaction, Yao Investment Corp. received 8 million shares of Common Stock of the Company. James Yao, Chairman of the Board of the Company, owns Yao Investment Corp.


ITEM 8.  LEGAL PROCEEDINGS

There have been no changes in the legal proceedings previously reported in the Company's Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on January 8, 1999 for the year ended June 30, 1998.


ITEM 9. MARKET PRICE AND DIVIDEND ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock, par value $0.001, has been traded on the OTC Electronic Bulletin Board under the symbol "LPFC" since December 1, 1994, and there are currently nine (9) market makers for the stock of the Company.

The following table sets forth the high and low closing prices of the Company's Common Stock as reported on the OTC Bulletin Board from January 1997 through June 10, 1999. These price quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.


 Quarter Ended                   High        Low
 -------------------------      -----       -----
 1997
 ----
 March 31, 1997 ..........      $ 2.50      $0.13
 June 30, 1997 ...........      $ 4.50      $1.50
 September 30, 1997 ......      $ 7.00      $2.38
 December 31, 1997 .......      $ 7.13      $4.87

 1998
 ----
 March 31, 1998 ..........      $ 7.50      $5.50
 June 30, 1998 ...........      $10.50      $5.88
 September 30, 1998 ......      $11.50      $8.50
 December 31, 1998 .......      $10.31      $7.38

 1999
 ----
 March 31, 1999 ..........      $ 7.44      $6.13
 April 1, 1999 through
 June 10, 1999 ...........      $ 7.44      $6.88


NUMBER OF REGISTERED HOLDERS

The number of registered holders of the Company's Common Stock as of June 10, 1999 was about 613, and the Company believes that there are a greater number of beneficial owners of shares of its Common Stock.

DIVIDENDS

To date, the Company has not declared or paid any cash dividends on its Common Stock. The Company currently anticipates that it will retain all available funds for use in the operation and expansion of its business, and no cash dividend are expected to be paid on the Common Stock in the foreseeable future. Further, there can be no assurance that the proposed operations of the Company will generate the revenue and cash flow needed to declare cash dividends in the foreseeable future.


ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

The Company believes that the transactions set forth below were exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), by reason of Section 4(2) of the Securities Act. In each of these transactions, the shares were sold to a limited number of institutional and individual investors who were provided with access to all relevant information regarding the Company. Each investor represented to the Company that the shares purchased were acquired for investment and would not be resold except in compliance with the Securities Act. Restrictive legends were placed on all the stock certificates issued.

On September 18, 1997, the Company issued 6 million shares of its Common Stock to Rightiming Electronics Corp. in exchange for 6 million shares of Regent Electronics Corp., a subsidiary of the Company. The purpose of the share exchange was to gain more control over the subsidiary of the Company.

On February 8, 1998, the Company entered into a stock subscription agreement with Hambrecht & Quist Asia Pacific Ltd. and its affiliate Asia Pacific Growth Fund II, L.P. (collectively "H&Q"). Under the agreement, H&Q invested $6 million to acquire 1,500,000 shares of Preferred Stock of Regent Electronics Corp., a subsidiary of the Company. H&Q's acquisition represented approximately 5.5% of equity interest of Regent Electronics Corp. Regent also issued Stock Warrants to H&Q for subscription of $6 million worth of Regent's common shares on or before December 31, 2002. Pursuant to the agreement, the Regent shares held by H&Q may be converted, subject to certain conditions, into Common Stock of the Company, on or after January 1, 2000 and on or before March 31, 2000.

The Company entered into two Commission Agreements with Clarinet Overseas Ltd. on June 8, 1997 and June 1, 1998, respectively. Pursuant to the Agreements, Clarinet introduced eight sophisticated investors for the Company's private placements. These individuals purchased a total of 545,000 shares of the Company's common stock for $2,495,000. As compensation to its service, the Company paid Clarinet $109,200, plus 136,250 shares of the Company's common stock.

On March 4, 1999, pursuant to the Share Purchase and Exchange Agreement, the Company issued 500,000 shares of its common stock to Mr. Stefan Benger, the sole shareholder of Professional Market Brokerage, Inc., as part of the consideration for the Company's acquisition of Professional Market Brokerage, Inc.

On March 15, 1999, the Company entered into an Acquisition Agreement to acquire a controlling equity interest in TurboNet Communications ("TurboNet"), a San Diego, California, corporation. Under the terms of the Acquisition Agreement, the Company issued $80 million worth of its restricted common stock to the shareholders of TurboNet in exchange for 81% of TurboNet's equity. TurboNet's existing shareholders agreed that the shares so issued by the Company are prohibited from being sold, in whole or in part, until TurboNet's annual gross revenue exceeds $30 million with annual pretax net profit of not less than $6 million. As of March 31, 1999, 11,091,393 shares of the Company's common stock were issued to 45 shareholders of TurboNet.

On March 15, 1999, the Company entered into an agreement with Arescom Inc. ("Arescom"), a Fremont, California, corporation, whereby the Company will issue $30 million worth of restricted shares to acquire an 81% equity interest in Arescom. Arescom's existing shareholders agreed not to sell the shares so issued until Arescom's annual gross revenue exceeds $15 million with annual pretax net profit of not less than $3 million. As of March 31, 1999, 4,159,273 shares of the Company's common stock were issued to 35 shareholders of Arescom.

During the period of July 1, 1997 through March 31, 1999, the Company sold 660,500 shares of its common stock to eleven accredited investors for an aggregate consideration of $2,936,750.


ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock with a par value of $0.001 per share, 10,000,000 shares of Preferred Stock with a par value of $.001 per share, and 4,300 shares of Class A Preferred Stock with a par value of $0.001 per share. As of June 10, 1999, there were 63,204,474 shares of Common Stock issued and outstanding (exclusive of treasury shares) and held of record by approximately 613 registered stockholders, and the number of beneficial holders was unknown. As of the same date, there were 4,300 shares of Class A Preferred Stock issued and outstanding. Also as of that date, there were a total of 11,340,000 shares of Common Stock reserved for issuance upon exercise of outstanding options and warrants. See "Item 4. Security Ownership of Certain Beneficial Owners and Management" and "Item 10. Recent Sales of Unregistered Securities".

The Company's Common Stock with a par value $.001 is currently traded on the OTC Bulletin Board under the symbol "LPFC". The following descriptions of capital stock are qualified in all respects by reference to the Certificate of Incorporation and By-laws of the Company.

COMMON STOCK

The holders of Common Stock are entitled to one vote per share for the election of directors and all other purposes and do not have cumulative voting rights. As for the election of directors, this means that the holders of a majority of shares can elect all members of the Board of Directors. Except as otherwise required by applicable Delaware law, a majority vote is sufficient for any action that requires the vote or concurrence of stockholders, except that a plurality vote is sufficient to elect directors. The holders of Common Stock are entitled to receive dividends when, as, and if declared by the Board of Directors, and in the event of the liquidation by the Company, to receive pro-rata, all assets remaining after payment of debts and expenses and liquidation of the preferred stock. See "Item 9. Market Price and Dividends on the Registrant's Common Equity and Related Stockholder Matters - Dividend Policy".

The holders of Common Stock do not have any pre-emptive or other rights to subscribe for or purchase additional shares of capital stock, no conversion rights, redemption, or sinking-fund provisions. Upon liquidation or dissolution of the Company, the holders of Common Stock are entitled to share ratably in the net assets of the Company remaining after payment of liabilities and liquidation preferences of any outstanding shares of Preferred Stock. All shares of Common Stock now outstanding are fully paid and non-assessable.

PREFERRED STOCK

The Company has 10,000,000 shares of Preferred Stock with a par value of $.001 per share authorized, and no shares have been issued. Holders of Preferred Stock are entitled to receive dividends, if any, when, as, and if declared by the Board of Directors from funds legally available therefor. The shares of Preferred Stock are not redeemable, and the holders of Preferred Stock do not have the right to vote.

CLASS A PREFERRED STOCK

The Company has 4,300 shares of Class A Preferred Stock with a par value of $.001 authorized, and 4,300 shares are issued and outstanding as of June 10, 1999. Holders of Class A Preferred Stock are entitled to receive dividends, if any, when, as and if declared by the Board of Directors from funds legally available therefor. The holders of Class A Preferred Stock do not have the rights to vote, but they are entitled to receive $10.00 per share upon the liquidation of the Company. The holders of Class A Preferred Stock may at their option exchange shares of Class A Preferred Stock for an equal number of shares of Common Stock of the Company. The shares of Class A Preferred Stock are not redeemable.

WARRANTS

The Company currently has outstanding Warrants to purchase 8,000,000 shares of its Common Stock. The above-mentioned Warrants were issued to the investor purchasing shares of Common Stock in equity financing closed effective May 5, 1997. Each Warrant entitles the holder to purchase, at any time until May 5, 2002, one share of Common Stock at an exercise price of $3.00 per share, subject to adjustment.

The Warrants may be exercised in whole or part upon surrender of the certificate therefor on or prior to the expiration date at the offices of the Company with the Exercise Form attached to the certificate duly completed and executed, accompanied by payment (in the form of cash or certified or bank cashier's check payable to the order of the Company) of the full exercise price. The registered owner of a Warrant will not possess any rights as a stockholder of the Company unless and until the Warrant is exercised. Upon the expiration date of the Warrants, they will no longer be exercisable for shares of Common Stock and will not have any value.

STOCK OPTIONS

Options to purchase a total of 1,090,000 shares of Common Stock have been issued to certain executive officers and directors as part of their compensation in May 1997. Each Option entitles the holder thereof to purchase, at any time until May 15 and May 30, 2002, one share of Common Stock at an exercise price of $6.00 per share, subject to adjustment.

In February 1998, Hambrecht & Quist Asia Pacific Limited ("H&Q AP), an investment bank specializing in high-tech companies, and Asia Pacific Growth Fund II, L.P. ("APGF"), a fund controlled by H&Q AP (collectively "H&Q), invested $6 million in Regent Electronics Corp., a subsidiary of the Company, in exchange for 1.5 million shares of Regent's Preferred Stock. The shares acquired by H&Q represented approximately 5.5% of Regent's equity. Regent also issued Stock Warrants to H&Q for subscription of $6 million worth of Regent's common stock on or before December 31, 2002. Pursuant to the Share Exchange Agreement among the Company, H&Q and Regent, the Company granted H&Q an irrevocable right to exchange, under certain circumstances and subject to certain conditions, part or all of the shares that H&Q subscribed from Regent for Common Stock of the Company ("Lotus Shares") on the basis of one (1) Regent share for one and one-half (1.5) Lotus shares. The exchange right held by H&Q become exercisable on or after January 1, 2000 and expires on March 31, 2000.

The exchange right may be exercised in whole or part upon surrender of the certificate therefor on or prior to the expiration dates at the officers of the Company with the Exercise Form attached to the certificate duly completed and executed, accompanied by payment (in the form of cash or certified or bank cashier's check payable to the order of the Company) of the full exercise price. The registered owner of the exchange right will not possess any rights as a stockholder of the Company unless and until the exchange right is exercised.


TRANSFER AGENT

The Company's transfer agent and registrar is Colonial Stock Transfer Co., 455
E. 400 South, Salt Lake City, Utah 84111.


ITEM  12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Bylaws provide that the Company shall indemnify any and all persons who may serve or who have served at any time as directors or officers, or who at the request of the Board of Directors of the Company may serve or at any time have served as directors or officers of another corporation in which the Company at such time owned or may own shares of stock or of which it was or may be a creditor, and their respective heirs, administrators, successors and assigns, against any and all expenses, including amounts paid upon judgments, counsel fees and amounts paid in settlement (before or after suit is commenced), actually and necessarily incurred by such persons in connection with the defense or settlement of any claim, action, suit or proceeding in which they, or any of them, are made parties, or a party , or which may be asserted against them or any of them, by reason of being or having been directors or officers or a director or officer of the Company, or of such other corporation, except in relation to matters as to which any such director or officer or former director or officer or person shall be adjudged in any action, suit or proceeding to be liable for his own negligence or misconduct in the performance of his duty. Such indemnification shall be in addition to any other rights to which those indemnified may be entitled under any law, by-law, amendment, vote of stockholders or otherwise.

LIMITATION OF LIABILITY

The Bylaws of the Company provides that no director shall be personally liable to the Company or any shareholder for monetary damages for breach of fiduciary duty as a director, except for any matter in respect of which such director shall be liable by reasons that, in addition to any and all other requirements for such liability, he (i) shall have breached his duty of royalty to the Company or its shareholders, (ii) shall not have acted in good faith or, in failing to act, shall not have acted in good faith, (iii) shall have acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law.

This provision may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its shareholders. However, this provision, together with the provision described above that requires the Company to indemnify its officers and directors against certain liabilities, is intended to enable the Company to attract qualified persons to serve as directors who might otherwise be reluctant to do so.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.


ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See ITEM 15 (a) for an index to the audited consolidated financial statements and supplementary financial information that are included in this registration statement.


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The Company appointed the accounting firm of Schiffman Hughes Brown to serve as the independent auditors of its year-end financial statements starting from its fiscal year of 1995. To the best knowledge of the current management, the Company did not use an auditor for its fiscal year prior to 1995 and therefore had no auditors.

The Company has no disagreement with accounting and financial disclosure.


ITEM 15. fINANCIAL STATEMENTS AND EXHIBITS

1. Financial Statements:

   The following is a list of each financial statement filed as a part of this Registration Statement:

 1) Report of Schiffman Hughes Brown, Independent Auditors

 2) Audited Consolidated Balance Sheets at June 30, 1998 and 1997

 3) Audited Consolidated Statements of Operations - for the Fiscal Years Ended June 30, 1998, 1997 and 1996

 4) Audited Consolidated Statements of Shareholders' Equity - for the Fiscal Years Ended June 30, 1998, 1997 and 1996

 5) Audited Consolidated Statements of Cash Flows - for the Fiscal Years Ended June 30, 1998, 1997 and 1996

 6) Notes to the Audited Consolidated Financial Statements

 7) Consolidated Balance Sheets as of March 31, 1999 (Unaudited) and June
    30, 1998

 8) Consolidated Statements of Operations (Unaudited) for the Three and Nine Months Ended March 31, 1999 and 1998

 9) Consolidated Statements of Cash Flows (Unaudited) for the Nine Months Ended March 31, 1999 and 1998

 10)Notes to Consolidated Financial Statements for the Quarter ended March 31, 1999

2. Financial Statement Schedules.

3. Exhibits

3.1 Certificate of Amendment of Certificate of Incorporation of the Registrant dated as May 25, 1999 (filed with Amendment No. 3 to the registration statement).

3.2 Certificate of Incorporation of the Registrant, as amended (Exhibit 3.1 to General Form for Registration of Securities on Form 10, filed October 27, 1998)

3.3 Bylaws of the Registrant, as amended (Exhibit 3.2 to General Form for Registration of Securities on Form 10, filed October 27, 1998)

10.1 Stock Subscription Agreement, dated as of March 18, 1997, between Evernew International Limited and Lotus Pacific, Inc. (Exhibit 10.1 to Amendment No. 1 to General Form for Registration of Securities on Form 10, filed January 7, 1999)

10.2 Stock Subscription Agreement, dated as of May 5, 1997, between Evolving Investments Ltd. and Lotus Pacific, Inc. (Exhibit 10.2 to Amendment No. 1 to General Form for Registration of Securities on Form 10, filed January 7, 1999)

10.3 Warrant Purchase Agreement, dated as of May 5, 1997, between Evolving Investments Ltd. and Lotus Pacific, Inc. (Exhibit 10.3 to Amendment No. 1 to General Form for Registration of Securities on Form 10, filed January 7, 1999)

10.4 Stock Exchange Agreement, dated as of September 18, 1997, between Rightiming Electronics Corp. and Lotus Pacific, Inc. (Exhibit 10.4 to Amendment No. 1 to General Form for Registration of Securities on Form 10, filed January 7, 1999)

10.5 Stock Subscription Agreement, dated as of December 31, 1997, between Clarinet Overseas Limited and Lotus Pacific, Inc. (Exhibit 10.5 to Amendment No. 1 to General Form for Registration of Securities on Form 10, filed January 7, 1999)

10.6 Stock Purchase Agreement, dated as of September 30, 1998, between Clarinet Overseas Limited and Lotus Pacific, Inc. (Exhibit 10.6 to Amendment No. 1 to General Form for Registration of Securities on Form 10, filed January 7, 1999)

10.7 Commission Agreement, dated as of June 8, 1997, between Clarinet Overseas Limited and Lotus Pacific, Inc. (Exhibit 10.7 to Amendment No. 1 to General Form for Registration of Securities on Form 10, filed January 7, 1999)

10.8 Commission Agreement, dated as of June 1, 1998, between Clarinet Overseas Limited and Lotus Pacific, Inc. (Exhibit 10.8 to Amendment No. 1 to General Form for Registration of Securities on Form 10, filed January 7, 1999)




                                    Signatures



Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: July 6, 2000                 Lotus Pacific, Inc.

                                    By:  /s/  Jeremy Wang
                                    --------------------------------
                                    Jeremy Wang, President & Director






                      INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders of Lotus Pacific, Inc. and Subsidiaries

We have audited the accompanying balance sheets of Lotus pacific, Inc. and Subsidiaries as of June 30, 1998 and 1997 and the related statements of operations, stockholders' equity, and cash flows for the years ended June 30, 1998, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lotus Pacific, Inc. and Subsidiaries as of June 30, 1998 and 1997, and the results of its operations and its cash flows for the years ended June 30, 1998, 1997 and 1996 in conformity with generally accepted accounting principles.



/s/

Schiffman Hughes Brown
Blue Bell, Pennsylvania
September 4, 1998





                      LOTUS PACIFIC, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                           JUNE 30, 1998 AND 1997

                            ASSETS

Current Assets:                                           1998             1997
                                                      ------------     -----------
 Cash .........................................         $3,262,929       $ 357,212
 Accounts Receivable ..........................          7,157,831         692,215
 Prepaid Expenses  ............................            760,295             ---
 Advance ......................................                ---           2,354
                                                      -------------     -----------
   Total current assets........................         11,181,055       1,051,781

Property and equipment:
 Furniture and office equipment ...............             93,666          93,158
 Equipment ....................................          1,541,231       1,502,120
 Leasehold improvements .......................             75,612           1,041
                                                       ------------      ----------
                                                         1,710,509       1,596,319
  Less: accumulated depreciation ..............            349,460          27,254
                                                      -------------     -----------
                                                         1,361,049       1,569,065
Other assets:
 Intangible asset, net of accumulated
  amortization of $370,477 and $28,480
  in 1998 and 1997, respectively ..............          5,439,523       5,781,520
 Goodwill, net of accumulated amortization
  Of $1,067,544 in 1998 .......................         27,400,414             ---
 Deposit ......................................             72,792           1,700
                                                      -------------     -----------
                                                        32,912,729       5,783,220

                                                     $  45,454,833      $8,404,066
                                                     ==============    ============

          LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
 Account payable ..............................      $   2,752,381     $    20,478
 Refundable deposit (Note 3) ..................            120,000             ---
 Salaries Payable .............................             63,819             ---
 Payroll taxes payable ........................             32,234          25,771
 Income taxes payable (Note 6) ................             42,110         123,392
                                                     -------------     -----------
  Total current liabilities ...................          3,010,544         169,641

Minority interest in subsidiary (Note 5).......          6,569,544       2,317,815

Commitments (Note 11)

Stockholders' equity:
 Common stock (Note 8) ........................             47,387          40,737
 Preferred stock, Series A (Note 8) ...........                  4               4
 Common Stock Warrant (Note 8) ................             80,000             ---
 Additional paid-in capital ...................         38,708,698       6,188,348
 Accumulated deficit ..........................        (2,961,344)       (312,479)
                                                    --------------    ------------
                                                        35,874,745       5,916,610

                                                      $ 45,454,833     $ 8,404,066
                                                     ==============   =============


    The accompanying notes are an integral part of these financial statements




                      LOTUS PACIFIC, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  FOR THE YEARS ENDED JUNE 30, 1998,1997 AND 1996


                                                    1998            1997           1996
                                               -------------   --------------  ------------
Sales .................................         $16,698,371      $ 1,990,481          ---
Cost of sales .........................          13,101,600        1,776,763          ---
                                               ------------      ------------   -----------
Gross profit ..........................           3,596,771          213,718          ---

Royalty income (Note 12) ..............           1,800,000              ---          ---

Operating expenses
 Selling, general and admin ...........            3,962,231         259,887       17,934
 Research and development .............            4,371,990         103,870          ---
                                                -------------    ------------  -----------
  Total operating expenses ............            8,334,221         363,757       17,934

Operating Loss ........................          (2,937,450)       (150,039)     (17,934)
                                                -------------    ------------  -----------
Other income (expenses):
 Interest income ......................               36,302          13,880       11,008
 Interest expense .....................             (46,259)             ---          ---
 Gain on sale of investment ...........                  ---         398,805          ---
 Equity in earnings of
  unconsolidated subsidiary ...........                  ---             ---       29,090
 Foreign exchange gain ................                   99             144          ---
                                                -------------     -----------   ----------
                                                     (9,858)         412,829       40,098
Net income (loss) before income taxes
 and minority interest in income
 of consolidated subsidiaries .........          (2,947,308)         262,790       22,164
                                                -------------     -----------  -----------
Income tax benefit (expenses) (Note 6).               80,714       (123,842)          ---

Minority interest in loss of
  consolidated subsidiaries ...........              217,729          82,185          ---

Net income (loss) .....................         $(2,648,865)       $ 221,133    $  22,164
                                                ============      ===========   ==========

Net income (loss) per share

  Basic .....................................       $ (0.06)          $ 0.01        $0.00
                                                    ========         =======       ======
  Diluted ...................................       $ (0.06)          $ 0.00        $0.00


Weighted average shares......................     44,421,334      29,238,081   26,799,387
                                                 ============    ===========  ===========


      The accompanying notes are an integral part of these financial statements





                          LOTUS PACIFIC, INC. AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                    FOR THE YEARS ENDED JUNE 30, 1998, 1997 AND 1996



                             Common        Preferred      Common                    Additional
                             Shares          Shares        Stock                      Paid-in
                           Outstanding     Outstanding    Warrants       Amount       Capital       Deficit       Total
                        ----------------  ------------   -----------  -----------  ------------  ------------ ------------
Balance
 June 30, 1995.........    26,347,054        4,300          ---         $26,351      $746,433    $(555,776)     $217,008

Issuance of
 common stock .........       590,000          ---          ---             590       145,715          ---       146,305

Net Income for the year
 Ended June 30, 1996...  ------------    -----------    -----------  -----------  -----------       22,164        22,164

Balance
 June 30, 1996 ........    26,937,054        4,300          ---          26,941       892,148    (533,612)       385,477

Issuance of
 common stock .........    13,800,000          ---          ---          13,800     5,296,200         ---      5,310,000

Net income for the year
 ended June 30, 1997 .. -------------   ------------   ------------   ----------- -----------     221,133        221,133

Balance
 June 30, 1997 ........    40,737,054        4,300          ---          40,741     6,188,348   (312,479)      5,916,610

Issuance of
 common stock .........       536,000          ---          ---             536     2,071,464        ---       2,072,000

Issuance of
 Common stock
 For services .........       113,750          ---          ---             114       454,886        ---         455,000

Issuance of
 Common Stock
 For purchase
 of subsidiary ........     6,000,000          ---          ---           6,000    29,994,000        ---      30,000,000

Issuance of Common
 Stock Warrants .......           ---          ---     8,000,000         80,000         ---          ---          80,000

Net loss for the year
  ended June 30, 1998 .    ----------   -----------   -----------      ---------    ---------  (2,648,865)    (2,648,865)

Balance
 June 30, 1998.........    47,386,804        4,300     8,000,000       $127,391  $38,708,698  $(2,961,344)   $35,874,745
                          ===========       =======   ===========      ========= ============ ============  =============


 The accompanying notes are an integral part of these financial statements




                        LOTUS PACIFIC, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                   FOR THE YEARS ENDED JUNE 30, 1998, 1997 AND 1996


                                                       1998             1997           1996
                                                  --------------   --------------  ------------
Cash flows from operating activities:
Net income (loss) .............................     $(2,648,865)    $  221,133     $  22,164
 Adjustments to reconcile income (loss) to
net cash provided by operating activities:
 Depreciation and amortization  ...............        1,731,903        55,734           ---
 Common stock issued for services .............          455,000           ---           ---
 Gain on sale of investment ...................              ---     (398,805)           ---
 Equity in earnings of unconsolidated subsidiary             ---           ---      (29,090)
Changes in assets and liabilities:
 Increase in accounts receivable ...............     (6,465,616)     (692,215)           ---
 Increase in prepaid expenses ..................       (760,295)           ---           ---
 Increase (decrease) in advances ...............           2,354       (2,354)           ---
 Increase in deposit ...........................        (71,092)       (1,700)           ---
 Increase (decrease) in accounts payable .......       2,731,903        20,478       (4,400)
 Increase in payroll taxes payable .............           6,463        25,771           ---
 Increase in salaries payable ..................          63,819           ---           ---
 Increase (decrease) in income tax payable .....        (81,282)       123,392           ---
 Increase in minority interest in subsidiary....       5,783,771     2,317,815           ---
                                                   --------------  ------------  ------------
Net cash provided by (used in) operating activities      748,063     1,669,249      (11,326)

Cash flows from investing activities:
 Purchase of property and equipment ............       (114,346)   (1,596,319)           ---
 Purchase of intangible asset ..................             ---   (5,810,000)           ---
 Proceeds from sale of investment ..............             ---       571,200           ---
                                                    -------------  ------------  ------------
Net cash used in investing activities...........       (114,346)   (6,835,119)           ---

Cash flows from financing activities:
 Issuance of common stock ......................       2,072,000     5,310,000         3,000
 Issuance of common stock warrants .............          80,000           ---           ---
 Increase in refundable deposit.................         120,000           ---           ---
                                                    -------------  ------------  ------------
Net cash provided by financing activities.......       2,272,000     5,310,000         3,000

Net cash increase (decrease) in cash ...........       2,905,717       144,130       (8,326)
                                                     -----------    -----------  ------------

Cash, beginning ................................         357,212       213,082       221,408

Cash, ending ...................................     $ 3,262,929     $ 357,212     $ 213,082
                                                     ===========   ============   ===========


Supplemental disclosure of cash flow information:

 Cash paid for taxes ...........................           $ 500        $  100          ---

Supplemental disclosure of non-cash financing activities:

 Issuance of common stock for services ..........       $455,000           ---       $3,000
 Issuance of common stock
  for purchase of subsidiary.....................    $30,000,000           ---          ---


  The accompanying notes are an integral part of these financial statements






                      LOTUS PACIFIC, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         JUNE 30, 1998, 1997 AND 1996



1.     Description of business:

Lotus Pacific, Inc. (the "Company") is a holding company and its main business is conducted through its three subsidiaries: Regent Electronics Corp. ("Regent"); LPF International Corp. ("LPF"); and Richtime Far East, Ltd.

Regent is a New Jersey based cybertech corporation. Regent generates its income from selling products to China or its neighboring countries through a combination of direct sales, under reseal agreement, or through distribution channels, such as governmental authorities and local cable TV stations. The Company owns 87.3% of Regent's equity interest.

LPF International Corp., a newly formed and wholly owned subsidiary of the Company, was incorporated in the State of Delaware in February 1998 and operates in New York City, NY. The formation of this new subsidiary in the United States is part of the Company's business strategy to develop the Company's textile and apparel business worldwide.

In January 1997, the Company set up a wholly owned subsidiary, Richtime Far East, Ltd. (a Hong Kong corporation operated in Hong Kong). The Company is continuing to investigate business opportunities.


2. Summary of significant accounting policies:

Principle of Consolidation:

The accompanying financial statements include the accounts of Lotus Pacific, Inc.; its 87.3%-owned subsidiary, Regent Electronics Corp.; and its wholly
owned subsidiaries, Richtime Far East, Ltd. and LPF International Corp.   The
12.7% non-owned portion of Regent Electronics Corp. appears as minority interest in subsidiary on the balance sheet. All intercompany transactions have been eliminated in consolidation.

Revenue and income recognition:

Revenue from product sales is recognized 15 business days after shipment, allowing for expiration of the period during which the Company generally permits product returns. When significant obligations remain after products are delivered, revenue is only recognized after such obligations are fulfilled.

Cash and Cash Equivalents:

For purposes of reporting cash flows, the Company considers all cash accounts that are not subject to withdrawal restrictions or penalties to be cash or cash equivalents.

Accounts Receivable:

The allowance for doubtful accounts is based on management's evaluation of outstanding accounts receivable at the end of the year. No allowance for doubtful accounts has been provided, since management believes all accounts are collectable.

Goodwill:

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible assets of businesses acquired. Goodwill is amortized on a straight-line basis over 10 years. The carrying amount of goodwill is reviewed annually using estimated undiscounted cash flows for the businesses acquired over the remaining amortization periods. Amortization expense charged to earnings amounted to $1,067,544 in the year ended June 30, 1998 and -0- in the year ended June 30, 1997.

Equipment and Depreciation:

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over their estimated useful lives from 3 to $322,594 and $27,254, respectively.

Intangible Asset:

Intangible asset consists of the acquisition of patents by the Company in June 1997. The patents are carried at cost and amortized over the useful life of 17 years.

Research and Development:

Research and development costs consist of expenditures incurred by the Company during the course of planned search and investigation aimed at the discovery of new knowledge that will be used to develop and improve its Internet access products. The Company expenses all such research and development costs as they are incurred.

Income Taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of balance sheet items for financial and income tax reporting. There is no difference between the basis for financial and income reporting.

Foreign currency:

All balance sheet accounts of foreign operations are translated into U.S. dollars at the year end rate of exchange and statements of earnings items are translated at the weighted average exchange rates for the year. Gains and losses from foreign currency transactions are included in the consolidated statements of earnings.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk:

The Company occasionally maintains deposits in excess of federally insured limits. The risk is managed by maintaining all deposits in high quality financial institutions.

Earnings (loss) Per Share:

Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted-average number of shares of common stock during the period. Diluted earnings (loss) per share reflect the dilutive effect of an equivalent number of common shares of convertible preferred stock, options and warrants. For the year ended June 30, 1998, the computation of diluted loss per share was antidilutive; therefore, the amounts reported for basic and diluted loss per share were the same.

3. Refundable deposit:

Represents money deposited with the Company in June 1998 from a potential investor who requested his money be returned. The $120,000 was refunded to him in July 1998.

4. Issuance of Stock:

During the year ended June 30, 1998, the Company issued an aggregate of 6,649,750 shares of its common stock. 536,000 shares of common stock were issued for cash consideration of $2,072,000, 113,750 shares of common stock were issued for consulting services, and 6,000,000 shares of common stock were issued to purchase an additional 17% interest in Regent Electronics Corp.

During the year ended June 30, 1997, the Company issued 13,800,000 shares of its common stock for aggregate cash consideration of $5,310,000.

5. Acquisitions and Dispositions:

Shanghai Union Auto Bicycle Co., Ltd.:

On September 25, 19 95 the Company exchanged 560,000 shares of its common stock for a seventy percent equity interest in Shanghai Union (Shanghai Union) Auto Bicycle Co., Ltd. in Shanghai, People's Republic of China. At September 25, 1995, Shanghai Union had stockholder's equity of $ 204,721, 70% thereof was $143,305.

On June 28, 1996 the Company exchanged its investment in Shanghai Union for
5% of the outstanding common stock of Rightiming Electronics Corp. ("Rightiming"). Rightiming was incorporated on January 4, 1996 to design and manufacture electronic software and other products to be marketed in the Far East. Five percent of Rightiming's stockholder's equity was $268,018 upon the date of acquisition. The Company recorded its investment in Rightiming at the value of its investment in Shanghai Union, on the date of the exchange, $172,395. On May 6, 1997, the Company sold its 5% interest in Rightiming Electronics Corp. for $571,200.

Regent Electronics Corp.:

In April and May 1997, the Company also acquired 70% of the common stock of Regent Electronics corp. for $5,388,000. In September 1997, the Company purchased an additional 17% of the common stock of Regent Electronics Corp. in exchange for 6,000,000 shares of the Company's common stock valued at $5.00 per share which was the market price of the Company's common stock at the time of the exchange. Regent Electronics Corp. was incorporated to manufacture electronic Internet access products to be marketed and sold in the Far East. The accounts of Regent Electronics Corp. are consolidated with the parent's (Lotus Pacific, Inc.) accounts.

LPF International Corp.:

In February 1998, the Company formed LPF International Corp. for $1,300,000. LPF International Corp. was incorporated to be a broker in the worldwide textile and apparel business. The accounts of LPF International Corp. are consolidated with the parent's (Lotus Pacific, Inc.) accounts.

Richtime Far East, Ltd.:

In April 1997, the Company formed Richtime Far East, Ltd. (a Hong Kong corporation) with an investment of $600,000. Richtime Far East, Ltd. operates as a broker in the worldwide textile and apparel business. The accounts of Richtime Far East, Ltd. are consolidated with the parent's (Lotus Pacific, Inc.) accounts.

6. Income Taxes:

Income taxes for years ended June 30, 1998 and 1997 consisted of the following:


                                 1998                1997
                             ------------      ------------
  Current:
     Federal ............     $(61,917)            $92,120
     State...............      (18,797)             31,722
                            -------------       -----------
                              $(80,714)           $123,842
                             ===========         ==========




               LOTUS PACIFIC, INC. AND SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                   JUNE 30, 1998, 1997 AND 1996


7. Financial Instrument:

Cash accounts are secured by the Federal Deposit Insurance Corporation up to $100,000. At June 30, 1998 and June 30, 1997, the uninsured balance was $2.743,480 and $56,199, respectively.

8. Capital Stock:

Common stock - $.001 par value, 60,000,000 shares authorized, 47,387,644 and 40,737,894 shares issued and outstanding in 1998 and 1997, respectively.

Preferred stock - $.001 par value, 100,000 shares authorized, there is no shares issued and outstanding in 1998 and 1997.

Preferred stock, Series A - $.001 par value, 4,300 shares authorized, 4,300 shares issued and outstanding in 1998 and 1997.

Common stock warrants - 8,000,000 warrants issued and outstanding. Each warrant entitles the holder to purchase one share of the Company's common stock at $3.00 per share. Warrants expire May 5, 2002. As of June 30, 1998, no warrants have been exercised.

9. Significant customers:

For the year ended June 30, 1998, the Company had three customers with billings in excess of 10% of total revenues. These three customers accounted for approximately 51% of the Company's total revenues. Of the total revenue, Shanghai Hong Sheng Development Corp. accounted for $4,840,000 (26.2%), Full Chance China Ltd. $2,749,000 (14.9%), and D&T Corp. $1,815,000 (9.8%).

10. Stock options:

In May 1997, the Company granted 1,090,000 shares of stock options to certain officers and directors. Exercise price on the options is $6.00 per common share, are 100% vested and expire five years from grant date. All issuances were granted at the fair market value of the Company's common stock at time of grant. As of June 30, 1998 and 1997, no options have been exercised.

The Company accounts for stock-based compensation in accordance with SFAS
No. 123, Accounting for Stock-Based Compensation which permits the use of the intrinsic value method described in APB Opinion No. 25, Accounting for Stock Issued to Employees, and required the Company to disclose the pro forma effects of accounting for stock-based compensation using the fair value method as described in the optional accounting requirements of SFAS No. 123. As permitted by SFAS No. 123, the Company will continue to account for stock-based compensation under APB Opinion No. 25, under which the Company has recognized nocompensation expense.

Had compensation cost for the Company's stock options been determined based on the fair value of the Company's common stock at the dates of awards under the fair value method of SFAS No. 123, the Company's net income and net income per common share would have been reduced to the pro forma amounts indicated below:


                                          1998              1997
                                    ----------------   ---------------
    Net income (loss):
      As reported ..............      $(2,648,865)       $   221,133
      Pro forma ................       (2,648,865)         (803,467)

    Net income (loss) per common share:
      As reported...............          $ (0.06)          $   0.01
      Pro forma.................          $ (0.06)          $ (0.03)


Significant assumptions used to calculate the above fair value of the awards are as follows:

    Risk free interest rates of return .......    6.00%
    Expected option life......................    60 months
    Expected dividends........................    $ -0-


11. Commitments:

The Company leases its principal facilities of total approximately 9,400 square feet in Piscataway, New Jersey. Under the lease, the Company pays $7,100 per month until expiration of lease in June 2002. Rent expense for the year ended June 30, 1998 was $85,200.

The Company leases an additional space in Middlesex, NJ. The lease is annually renewable and the monthly rent is $825. Rent expenses for the year ended
June 30, 1998 was $9,900.


12.      Royalty income:

In the year ended June 30, 1998, Regent entered into licensing agreements with an unrelated party which provided for Regent's receipt of a one-time, non-refundable fee in exchange for the grant of certain non-exclusive rights, including rights to market and distribute under Regent's trademark, certain of Regent's products embodying licensed patents and related know-how in certain designated areas in the Far East. The license provides for a term coinciding with the life of the related patents but imposes no material continuing obligations on Regent or the licensee. Sales of covered products were made to the licensee during fiscal 1998, but the related technology was superseded during that year. There have been no subsequent sales of the products to or through the licensee, and none are expected. Accordingly, the Company has recognized the entire fee during the only year in which any benefits of the license will be realized by either party. The Company does not have plans for other licensing or distribution arrangements providing for a non-recurring royalty or fee.


13. Condensed Financial Statements for Regent Electronics Corp. at June 30, 1998 and 1997:


                          BALANCE SHEET


                     ASSETS
                                                1998              1997
                                         ----------------   ---------------

Current assets ..................          $  7,232,436        $   205,035
Property and equipment ..........             1,281,029          1,564,334
Other assets ....................             5,461,930          5,783,220
                                          --------------     --------------
                                            $13,975,395         $7,552,589
                                          ==============     ==============


       LIABILITIES AND STOCKHOLDERS' DEFICIT


Current liabilities .............           $ 2,134,683          $  38,539

Stockholders' deficit:
 Common stock ...................                26,000             26,000
 Preferred stock ................                 1,500                ---
 Stock warrants .................                 1,500                ---
 Additional paid-in capital .....            13,760,500          7,762,000
 Accumulated deficit ............           (1,948,788)          (273,950)
                                          --------------    ---------------
                                             11,840,712          7,514,050

                                            $13,975,395        $ 7,552,589
                                          ==============     ==============




                        STATEMENT OF OPERATIONS


Sales ...........................          $  6,155,000                ---
Cost of sales ...................           (3,408,500)                ---
Interest income .................                30,535       $      2,563
Royalty income ..................             1,800,000                ---
Operating costs and expenses ....           (6,251,873)          (276,513)
                                        ----------------     --------------
Net Loss ........................         $ (1,674,838)        $ (273,950)
                                        ================     ==============




                 LOTUS PACIFIC, INC. AND SUBSIDIARIES
       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                     JUNE 30, 1998, 1997 AND 1996



                      STATEMENT OF CASH FLOWS


Cash flows used in
 operating activities ...........          $(3,914,716)         $(235,411)

Cash flows used in
 investing activities ...........              (38,083)        (7,347,554)

Cash flows from
 financing activities ...........             6,436,500          7,788,000
                                       ----------------    ----------------
Net increase in cash.............            $2,483,701           $205,035




13. Condensed Financial Statements for LPF International Corp. at
    June 30, 1998:

                             BALANCE SHEET


                           ASSETS

Current assets ................................       $  1,435,933
Property and equipment ........................             75,603
Other assets ..................................             50,617
                                                     --------------
                                                       $ 1,562,153
                                                     ==============

       LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities ...........................       $    171,962

Stockholders' deficit:
 Common stock .................................          1,300,000
 Retained earnings ............................             90,191
                                                     --------------
                                                         1,390,191

                                                       $ 1,562,153
                                                     ==============



                      STATEMENT OF OPERATIONS

Sales .........................................       $  4,843,940
Cost of sales .................................        (4,580,823)
Interest income ...............................                 67
Operating costs and expenses ..................          (172,993)
                                                     --------------
Net income ....................................       $     90,191




                LOTUS PACIFIC, INC. AND SUBSIDIARIES
       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                   JUNE 30, 1998, 1997 AND 1996



                   STATEMENT OF CASH FLOWS


Cash flows used
  in operating activities .....................      $   (984,919)

Cash flows used
  in investing activities .....................           (75,603)

Cash flows from
  financing activities ........................          1,300,000
                                                   ----------------
Net increase in cash ..........................      $     239,578



13. Condensed Financial Statements for Richtime Far East, Ltd. at June 30, 1998 and 1997:


                            BALANCE SHEET

                                              1998                  1997
                                         --------------      --------------
                     ASSETS

Current assets ....................        $ 2,247,874         $   780,749
Property and equipment ............              2,321               2,527
                                         --------------       -------------
                                           $ 2,250,195           $ 783,276


       LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities ...............        $ 1,467,362           $ 476,168
Stockholders' equity:
 Common stock .....................            129,366             129,366
 Retained earnings ................            653,467             177,742
                                         --------------       -------------
                                           $ 2,250,195           $ 783,276

STATEMENT OF OPERATIONS

Sales .............................        $ 5,699,496         $ 1,990,481
Cost of sales .....................        (5,112,400)         (1,776,763)
Interest income ...................              2,687               2,693
Interest expense ..................           (46,259)                 ---
Foreign exchange gains ............                 99                 144
Operating costs and expenses ......           (67,898)            (38,812)
                                          -------------       ------------
Net income ........................         $  475,725           $ 177,743







                         STATEMENT OF CASH FLOWS

Cash flows used
     in operating activities .......         $(18,395)         $ (508,309)
Cash flows used
    in investing activities ........             (336)             (3,158)
Cash flows from
   financing activities ............              ---              600,000
                                         --------------      -------------
Net increase (decrease) in cash ....          (18,731)              88,533

Cash, beginning ....................            88,533                 ---

Cash, ending .......................          $ 69,802            $ 88,533




                   LOTUS PACIFIC, INC. AND SUBSIDIARIES
                  CONDENSED CONSOLIDATED BALANCE SHEETS
                              (Unaudited)


(Dollars in thousands)

                                                  March 31, 1999      June 30, 1998
                                                 ----------------   -----------------
                       ASSETS
Cash & cash equivalent  ...................           $   1,446         $   3,263
Accounts Receivable .......................               8,428             7,158
Notes Receivable ..........................               4,000               ---
Inventories (note 5).......................               3,766               ---
Other current assets ......................                 187               833
Property and Equipment (including
leasehold improvement ) (note 6) ..........               1,727             1,361
Assets of financial business (note 4) .....              47,583               ---
Investments ...............................               1,172               ---
Intangible Assets, net.... ................               4,915             5,440
Goodwill of acquired business (note 3).....             135,768            27,400
                                                     -----------        ----------
Total Assets ..............................            $208,990         $  45,455
                                                      ==========        ==========


         LIABILITIES AND STOCKHOLDERS EQUITY

Accounts payable ..........................           $   8,433         $   2,752
Refundable deposit.........................                 ---               120
Other accrued expenses ....................                 297               139
                                                      ----------        ----------
                                                          8,730             3,011

Liabilities of financial business (note 4)               41,983               ---

Minority interest in equity of
  consolidated subsidiaries ................              7,177             6,569

Stockholders' Equity
Preferred Stock, Class A, $.001 par value,
 4,300 shares authorized; 4,300 shares issued
 and outstanding ..........................                ---               ---
Common Stock, $.001 par value, 100 million
 shares authorized, 63,204,474 shares issued
 and outstanding ..........................                 63                47
Stock Warrants ............................                 80                80
Additional paid-in capital ................            154,561            38,709
Accumulated deficit .......................            (3,604)           (2,961)
                                                   ------------      ------------
Total Stockholders' Equity ................            151,100            35,875

Total Liabilities &
 Stockholders' Equity .....................         $  208,990        $   45,455
                                                   ============      ============


       The accompanying notes are an integral part of the financial statements




                     LOTUS PACIFIC, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                 (Dollars in thousands except share amounts)
                                 (Unaudited)

                                               Three Months Ended        Nine Months Ended
                                                    March. 31                March 31
                                              1999          1998         1999        1998
                                          -------------------------- -----------------------
Revenues
 Sales revenue .....................        $10,184      $  1,887      $ 21,925     $6,795
 Royalty income ....................            ---           ---           124      1,800
 Revenue from financial Business ...          1,581           ---         1,581        ---
                                           ---------     ---------    ----------   --------
   Total revenue ...................         11,765         1,887        23,630      8,595

Cost and Expenses
 Cost of goods sold ................          9,514         1,868        19,496      6,273
 Cost of financial services sold ...          1,241           ---         1,241        ---
 Selling, general & admin...........            851           482         1,678      1,790
 Research and development ..........            364         1,894         1,620      3,018
 Depreciation. & amortization.......            168           166           502        497
 Goodwill amortization..............            373           356         1,085        810
                                           ---------      --------     ---------   --------
   Total cost and expenses..........         12,511         4,766        25,623     12,389

Operating Loss .....................          (746)       (2,879)       (1,993)    (3,793)

Interest Income ....................             1             10            14         14

Income from continuing
 Operations ........................         (745)        (2,869)       (1,978)    (3,780)
                                          ----------     ---------     ---------  ---------
Discontinued operations
 Gain on disposal of LPF
  Net of income taxes...............           ---            ---           100        ---

Net Income before income taxes
  and minority interests ...........         (745)        (2,869)       (1,878)    (3,780)

Income tax benefit .................            18           ---             18        ---

Minority interest of income
 Consolidated Subsidiaries..........           (5)          (294)          (46)      (352)

Net income (loss)...................         (722)        (2,575)       (1,814)    (3,428)
                                           ========     ==========     =========   ========
Earnings Per Share:

   Basic ...........................       $(0.01)        $(0.05)       $(0.04)    $(0.07)
                                           =======        =======       =======    =======
   Diluted .........................       $(0.01)        $(0.05)       $(0.04)    $(0.07)
                                           =======        ========      =======    =======

Weighted Average Shares.............        55,659        47,016        48,034      46,829



     The accompanying notes are an integral part of the financial statements





                        LOTUS PACIFIC, INC. AND SUBSIDIARIES
                           STATEMENTS OF CASH FLOWS
                                 (Unaudited)

                                                      Nine Months Ended March 31
(Dollars in Thousand)                             ---------------------------------
                                                        1999             1998
                                                  ----------------  ---------------
CASH FLOW FROM OPERATING ACTIVITIES
Net Income ....................................      $   (1,814)       $(3,428)
Adjustments to reconcile net income to
 net cash used in operating activities
 Depreciation & amortization ..................              502            497
 Goodwill amortization ........................            1,085            810
 Equity in earnings of unconsolidated subsidiaries           166            ---
 Gain on sale of investment ...................            (100)            ---
 Common stock issued for service ..............              135            ---
Changes in assets & liabilities:
 Increase in accounts receivable...............          (1,270)        (2,640)
 Increase in notes receivable .................          (4,000)            ---
 Increase in inventories ......................          (3,766)        (1,273)
 Decrease in other current assets .............              646            ---
 Increase in accounts payable .................            5,840          2,652
 Increase (decrease) in minority interest .....              505          (264)
                                                      -----------     ----------
Net cash used in operating activities .........          (2,071)        (3,646)

CASH FLOW FROM INVESTING ACTIVITIES:
 Purchase of equipment ........................              ---            (7)
 Proceeds from sale of investment .............            2,500            ---
 Business acquisitions.........................          (2,990)            ---
                                                      -----------      ---------
Net cash used in investing activities..........            (490)            (7)

CASH FLOW FROM FINANCING ACTIVITIES:
 Refundable deposit............................             ---             120
 Return of refundable deposit..................           (120)            ----
 Issuance of common stock .....................             865           2,072
 Issuance of preferred stock ..................             ---           6,000
 Issuance of warrants .........................             ---               2
                                                      -----------      ---------
Net cash provided by financing activities......             745           8,194

Net increase (decrease) in cash ...............         (1,817)           4,540
                                                      ----------       ---------
Cash, beginning ...............................           3,263             357

Cash, ending ..................................      $    1,446      $    4,898


Supplemental disclosure of non-cash financing activities:

Issuance of common stock for service ...........     $     135
Issuance of common stock
 for business acquisitions......................     $ 117,063
Acquisition of treasury stock...................     $   4,096



       The accompanying notes are an integral part of the financial statements





                     LOTUS PACIFIC, INC. AND SUBSIDIARIES
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                        MARCH 31, 1999 (UNAUDITED)

NOTE 1   General

Lotus Pacific, Inc. (the "Company") is an Internet technology and services company that, through its five subsidiaries, develops and markets Internet-related products and services in the United States and international markets.

The Company operates in two segments: (1) the development and marketing of the Internet-related products and services. Its products include TeleWeb systems, TeleWeb set-top boxes, WonderTV set-top boxes, Internet routers, cable modems and cable modem chips; and (2) on-line trading and brokerage services. Regent
Electronics Corp., TurboNet Communications, Arescom Inc are the Company's three subsidiaries that engaged in the business of the Internet-related products and services. U.S. Securities & Futures Corp., and Professional Market Brokerage,
Inc. are engaged in the business of online trading and full service brokerage services.

NOTE  2     Basis of Presentation

The accompanying condensed quarterly financial statements represent the consolidation of Lotus Pacific, Inc. and all companies that it directly controls through majority ownership. Those financial statements were prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the financial statements and notes included in the Company's Annual Report on Form 10-K/A filed on June 16, 1999 for the year ended June 30, 1998.

The condensed consolidated quarterly financial statements are unaudited. Those statements include all adjustments (consisting of normal accruals) considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. The results reported in these condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year.

The accompanying financial statements include the accounts of Lotus Pacific, Inc. and its five subsidiaries: 87.3% owned Regent Electronics Corp., 81% owned
TurboNet Communications, 81% owned Arescom Inc., 100% owned US Securities &
Futures Corp, and 100% owned Professional Market Brokerage, Inc. The non-owned portions of the Company's subsidiaries appear as minority interest in subsidiaries on the balance sheet in accordance with generally accepted accounting principles. All intercompany transactions have been eliminated in consolidation.

NOTE 3 Business Acquisitions

On February 25, 1999 and March 1, 1999, the previously announced acquisition of Professional Market Brokerage, Inc. (PMB) of Chicago, IL., and US Securities
& Futures Corp. ("USSF") of New York, NY were completed, respectively. After those acquisitions, the company owns 100% of both USSF and PMB. Owners of USSF shares received acquisition consideration of approximately $6.03 million, consisting of $2.5 million in cash and the remainder in stock (500,000 shares at the closing price of $7.0625/share). The shareholder of PMB received acquisition consideration of approximately $3.77 million, consisting of $240,000 in cash and $3.53 million in stock (500,000 shares based on the closing price of $7.0625/share). The Acquisitions of USSF and PMB have been accounted for by the purchase method of accounting and, accordingly, the results of operations of USSF and PMB for the period from February 25, 1999 to March 31, 1999 (PMB), and for the period from March 1, 1999 to March 31, 1999
(USSF), respectively, are included in the accompanying consolidated financial statements.

The purchase prices were allocated to the assets acquired based on their estimated fair values. The excess of the purchase price over the fair value of the net assets acquired (goodwill) was approximately $4.20 million ($2.39 million for PMB and $1.81 million for USSF) and is being amortized on a straight-line basis over 10 years.

USSF is a full service brokerage firm with its headquarters on Wall Street in New York, NY. With over 15 branches worldwide, USSF, registered with the Commodity Futures Trading Commission (CFTC) as a Futures Commission Merchant
(FCM), offers online securities trading services and other financial and brokerage services to individuals and institutions all around the world.

PMB is a Chicago-based financial trading firm that provides online trading services from its advanced Internet-based system to self-directed, broker-assisted, individuals, money managers, commodity trading advisers, or introducing brokers. PMB is also registered as a FCM.

On March 16, 1999, the Company announced that it had signed acquisition agreements with TurboNet Communications ("TurboNet") and Arescom Inc.
("Arescom") to acquire each of their 81% of equity interests, respectively.
The acquisitions were consummated on March 31,1999.

Under the terms of the agreement with TurboNet, shareholders of TurboNet received total consideration of $80 million in stock (11,091,393 shares based on the closing price of $7.2128 per share). Pursuant to the agreement, the shares so issued were prohibited from being sold until TurboNet's annual gross revenue exceeds $30 million with a before-tax annual net profit of not less than $6 million.

Under the terms of the agreement with Arescom, shareholders of Arescom received total consideration of $30 million in stock (4,159,273 shares based on the closing price of $7.2128 per share). Pursuant to the agreement, the shares so issued may not be sold until Arescom's annual gross revenue exceeds $15 million with a before-tax annual net profit of not less than $3 million.

The purchase method was used to account for each of acquisitions of TurboNet and Arescom. The excess of the purchase prices over the fair values of net assets acquired (approximately $105.37 million) were recorded as goodwill of a cquired businesses and is being amortized on a straight-line basis over 10 years. Since the acquisitions were consummated on March 31, 1999, the last day for the quarter ended March 31, 1999, the results of their operation were not included in the accompanying consolidated quarterly financial statements.

TurboNet, a San Diego, California, corporation, is a premier developer of advanced cable modem technologies and products, including DOCSIS compliant cable modem chipsets, TurboPort-MCNS cable network module, MCNS cable data bridge, and internal and external cable modems. TurboNet also provides cable modems and infrastructure on an OEM basis. Toshiba Corporation of Japan is one of TurboNet's shareholders and partners.

Arescom, a Fremont, California, corporation, designs, manufactures and markets a complete line of inter-networking router equipment for PSTN, ISDN, xDSL and Ethernet environments. It provides users with a broad range of remote access products that integrate voice and data along with Intelligent GUI and 100% remote management tools for easy set-up and network management. Arescom has established partners and channels throughout the world to develop and market its router products for vertical and mass communication markets. Its customers include ISPs, re-sellers and system integrators in North America. Arescom's worldwide partners include Telecom Device of Japan, NST of China, EuroBizz of Germany, Viking Telecom of Sweden, Exer Datacom of France, Dakel Information of
Spain, and PcExpress of Italy.

NOTE 4 Financial Business

Assets and liabilities of Lotus Pacific's financial business as of March 31, 1999 are summarized below (in thousands).

Assets
Cash and cash equivalent ..............         $      1,031
Receivables ...........................                2,972
Short-term investments ................               11,759
Segregated funds ......................               31,046
Other assets ..........................                  775
                                                  -----------
                                                  $   47,583

Liabilities
Commission payables ...................           $    3,401
Payable to customers ..................               37,460
Other payables ........................                  412
Long-term liabilities .................                  710
                                                  -----------
                                                   $  41,983


The results of operations of the Company's financial business for the period from February 25, 1999 (PMB), and for the period from March 1, 1999 (USSF), respectively, to March 31, 1999 are summarized below (in thousands).


Revenues
  Commissions .........................          $     1,627
  Trading profit (loss) ...............                (204)
  Other ...............................                  158
                                                 ------------
                                                       1,581
Cost and expenses
  Commissions .........................                1,242
  General and admin....................                  523
                                                 ------------
                                                       1,765

Income (loss) before income taxes .....                (184)
Income taxes benefit.. ................                   18

Net loss ........... ..................              $ (166)
                                                 ============

NOTE 5  Inventories

As of March 31, 1999, inventories consisted of the following:
(dollars in thousands)

      Raw materials  ...................        $     1,879
      Work in process ..................              1,331
      Finished goods ...................                556
                                               -------------
                                                  $   3,766


NOTE 6 Property and Equipment

Property and equipment was comprised of the following:

                                                       At
                                           --------------------------
(Dollars in thousands)                        3/31/99        6/30/98
                                           ------------    ----------

Furniture and office equipment .........     $    342         $   90
R&D equipment ..........................        1,978          1,541
Leasehold improvements .................            1             76
                                           -----------     ----------
                                                2,321          1,707
  Less: accumulated depreciation .......          594            348
                                           -----------     ----------
                                              $ 1,727       $  1,359


NOTE 7     Discontinued Operations

On September 30, 1998, the Company completes the sale of its 100%-owned LPF
International Corp. subsidiary (including Richtime Far East Ltd.) for $2.5 million in cash. The Company recorded an after tax gain on the sale of $100,000 in the first quarter of fiscal 1999. The LPF's results of operations has been classified as discontinued operations and the prior periods have been restated.


NOTE 8     Capital Stock

The following table summarized the Company's common stock activity during the first nine months of fiscal 1999:

                                             Common Stock
                                     (100,000,000 shares authorized)
                                  -------------------------------------
                                               Outstanding
                                          -----------------------

Balance outstanding at June 31, 1998 ........        47,386,804
Common stock issued in connection
 With acquisitions of businesses.............        16,250,670
Common stock issued in private
 Placements .................................           124,500
Common stock issued for services ............            22,500
 Less: treasury stock acquired...............         (580,000)
                                                   -------------
Balance at March 31, 1999 ...................        63,204,474


Common stock - $.001 par value, 100,000,000 shares authorized, 63,204,474 shares issued and outstanding as of March 31, 1999.

Preferred stock - $.001 par value, 10,000,000 shares authorized, no shares issued and outstanding as of March 31, 1999.

Class A Preferred stock, - $.001 par value, 4,300 shares authorized, 4,300 shares issued and outstanding as of March 31, 1999.

Common stock warrant - 8,000,000 warrants issued and outstanding. Each warrant entitled the holder to purchase one share of the Company's common stock at $3.00 per share. These warrants expire May 5, 2002. As of March 31, 1999, no warrants have been exercised.







